UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No ☒

QUARTERLY REPORT

(From January 1, 2024 to September 30, 2024)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “Q1~Q3” OF A FISCAL YEAR ARE REFERENCES TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30 OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

C.	Capitalization

(1)	Change in capital stock (as of September 30, 2024)

		(Unit: Won, Shares)
Date of Issuance	Method of Issuance	Details of the Shares Issued
		Type	Number of Shares	Par value per Share	Offering price per Share	Remarks
March 15, 2024	Paid-in capital increase (share rights offering to existing shareholders)	Common shares	142,184,300	~~W~~5,000	~~W~~9,090	Ratio of paid-in capital increase: 39.74%

(2)	Convertible bonds (as of September 30, 2024)

We have no outstanding convertible bonds as of September 30, 2024.

D.	Voting rights

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2024 Q1~Q3	2023	2022
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(1,644,843)	(2,733,742)	(3,071,565)
Earnings (loss) per share (Won)(2)(3)		(3,563)	(7,177)	(8,064)

Total cash dividend amount for the period (million Won)		—	—	—

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(4)		—	—	—
Cash dividend yield (%)(5)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)

The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the years ended December 31, 2023 and December 31, 2022 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.

(4)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(5)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

Historical dividend information

Number of consecutive years of dividends(1)		Average Dividend Yield(1)
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	—	0.94	0.56

(1)

The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (dividends were paid with respect to fiscal year 2021 only based on the dividend resolution date).

F.	Matters relating to Articles of Incorporation

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products, mobile and other products, and “auto” products (comprising automotive display products) accounted for 23%, 38%, 30% and 9% of our total sales, respectively, in the first three quarters of 2024. Our customers primarily consist of global set makers, and our top ten customers comprised 89% of our total sales revenue in the first three quarters of 2024. As a company focused on exports, our overseas sales accounted for approximately 96% of our total sales in the first three quarters of 2024. We have overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and as of September 30, 2024, our cumulative production capacity in 2024 year-to-date was approximately 4.9 million glass sheets, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~3.5 trillion in 2023. In 2024, we expect to reduce our capital expenditure compared to 2023 to approximately in the ~~W~~2 trillion range.

The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of our raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

The display industry to which we belong is highly affected by the global economic conditions. Given the characteristics of the display business, which requires large-scale investments, display panel prices may fluctuate due to an imbalance between supply and demand, which may affect our profitability. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, cost structure, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 9% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT, mobile products and automobiles.

Consolidated operating results highlights

	(Unit: In billions of Won)
	2024 Q1~Q3	2023	2022
Sales Revenue	18,782	21,331	26,152
Gross Profit	1,675	345	1,124
Operating Profit (loss)	(644)	(2,510)	(2,085)
Total Assets	33,150	35,759	35,686
Total Liabilities	24,806	26,989	24,367

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Though the display panel industry is currently facing risks of decreased consumption of related goods in the business-to-consumer sector and reduced investor confidence in the business-to-business sector due to ongoing uncertainty in the global macroeconomic environment, there are continued opportunities in the display market to meet changes in consumer lifestyle and specific consumer needs in the mid- to long-term.

•

In the market for television display panels, new opportunities from the growth of the ultra-large TV market are expected to arise with the increase of video content (including over-the-top services) and expanding uses of television (such as playing video games).

•

In the market for traditional IT products such as notebook and desktop monitors, growth opportunities for new offerings such as gaming products and portable products are expected to increase driven by lifestyle changes.

•

The growth in the market for smartphone products continues to be concentrated around high value-added products using plastic OLED display panels that offer superior performance through diversification of form factors, low-power consumption and high resolution, in light of the increased use of smartphones for mobile contents and gaming purposes.

•

In the market for automotive display panels, display panels are increasingly being used in light of the expanded adoption of in-vehicle infotainment systems, and the market is continuing to demonstrate qualitative growth as the demand for larger and higher-resolution display panels continue to increase.

•

As the market for LCD panel-based products has reached a maturity stage, the growing adoption of OLED panels across various segments, driven by their differentiated advantages, is expected to create new opportunities.

(2)	Growth Potential

•

The display panel industry is expected to continue to grow, as the essential role of display products as a key device for information and communication in daily lives of individuals as well as for industrial purposes becomes more pronounced. We are strengthening our business competitiveness based on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong growth potential within the display panel industry. With respect to large-sized display panels, we are focusing on expanding the OLED market through differentiated products and technology, such as META technology, which offers high-resolution and high-luminance, as well as strengthening business with new customers. We are also leading the expansion into new product areas, such as transparent OLED display panels and gaming display panels. In the medium-sized display panel business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies, and we are also increasing the use of OLED panels in IT products to improve power consumption and provide differentiated form factors. In the small-sized display panel business, we have secured high value-added and differentiated technology and stable operating capabilities for 6th generation plastic OLED smartphone displays while continuing to grow our automotive display panels business by providing differentiated solutions such as plastic OLED, advanced thin OLED and LTPS LCD panels for ultra-large vehicle displays optimized for software-defined vehicles. We are also in the process of proactively preparing the technology to respond to new market opportunities for ultra-small-sized displays, including those in relation to augmented reality and virtual reality uses.

(3)	Cyclicality

•

The display panel business is characterized by being highly cyclical and sensitive to fluctuations in the general economy. The industry may experience volatility caused by imbalances between supply and demand due to changes in capital expenditure levels and adjustments in production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if market demand outpaces supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid increasing levels of investment led by Chinese panel manufacturers. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and upgrading their TFT-LCD businesses.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, etc.

c.	Japan: Japan Display, Sharp, etc.

d.	China: BOE, CSOT, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2024 Q1~Q3	2023	2022
Panels for Televisions(1)(2)	14.1%	12.5%	23.6%
Panels for IT Products(1)	20.9%	18.6%	18.8%

Total(1)	16.5%	14.6%	20.2%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2024 Q1~Q3 are based on OMDIA’s estimates, as actual results for 2024 Q3 have not yet been made available as of the date of this report.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments that achieve profitability, maintaining flexible product portfolio and production facility operations responsive to market conditions, price of our products, competitive production costs, productivity enhancement, our relationship with customers, success in marketing to our end-brand customers, competitive environment and economic conditions within the industry, and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in 2013, we have continued to achieve ongoing technological innovation by continuing to enhance the performance of our products and to offer differentiated large-sized OLED products such as our large-sized gaming OLED products and those incorporating our META technology. Moreover, we have continually introduced and expanded our high value-added plastic OLED products for smartphones, smartwatches, automotive products and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term partnerships with major global firms to secure customers and expand relationships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities in response to the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture OLED and TFT-LCD panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2024 Q1~Q3
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	4,264	22.7%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	7,248	38.6%
		Mobile, etc.	Panels for smartphones, smartwatches, etc.	LG Display	5,617	29.9%
		Auto products	Panels for automobiles	LG Display	1,653	8.8%

Total					18,782	100.0%

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the third quarter of 2024 was USD 825, mainly due to a decrease in shipments of medium- and large- sized display panels and an increase in shipments of smartphone display panels driven by expanded production capacity of such panels compared to the previous year. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions, demand trends and our product mix.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2024 Q3	825
2024 Q2	779
2024 Q1	782
2023 Q4	1,064
2023 Q3	804
2023 Q2	803
2023 Q1	850
2022 Q4	708
2022 Q3	675
2022 Q2	566
2022 Q1	660

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on changes in size and quantity of raw materials due to the increased production of large-sized panels.

		(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers(2)
Display	Raw materials	PCB	Display panel manufacturing	981	11.2%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		1,408	16.0%	LG Chem, etc.
		BLU		868	9.9%	Heesung Electronics LTD., etc.
		Glass		452	5.2%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		551	6.3%	LX Semicon, etc.
		Others		4,512	51.4%	—

Total				8,772	100.0%

- Period: January 1, 2024 ~ September 30, 2024.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

•	The market prices of main raw materials for display panels fluctuate depending on the global market conditions of raw materials and demand by product segment.

•	The market price of polarizers, which is a main raw material for display panels, decreased by 5% as of September 30, 2024 compared to the end of the previous year.

•	The market prices of PCB, drive IC and BLU, decreased by 5%, 5% and 4%, respectively, as of September 30, 2024, compared to the end of the previous year.

•

Despite the continued global economic slowdown in 2024, our raw material costs have slightly improved compared to the previous year due to an improvement in the balance of market supply and demand in the raw materials market and our efforts to strengthen our raw material cost competitiveness. The prices of raw materials may continue to fluctuate in light of changes in the market conditions of such materials.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2024 Q1~Q3(1)	2023(1)	2022(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	4,852	5,223	8,794

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a given period. The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2024 Q1~Q3(1)	2023(1)	2022(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	4,416	4,256	6,390

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

		(Unit: Hours, except percentages)
Production facilities	Available working hours in 2024 Q1~Q3	Actual working hours in 2024 Q1~Q3	Average utilization ratio
Gumi	6,576(1) (24 hours x 274 days)	6,576(1) (24 hours x 274 days)	100.0%
Paju	6,576(1) (24 hours x 274 days)	6,518(1) (24 hours x 272 days)	99.1%
Guangzhou	6,576(1) (24 hours x 274 days)	6,576(1) (24 hours x 274 days)	100.0%

(1)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2023, our total capital expenditures on a cash out basis was around ~~W~~3.5 trillion. In 2024, we expect to reduce our capital expenditures compared to 2023 to approximately in the ~~W~~2 trillion range.

5.	Sales

A.	Sales performance

				(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2024 Q1~Q3	2023	2022(2)
Display	Products	Display panel	Overseas(1)	17,953	20,634	25,651
			Korea(1)	729	620	668
			Total	18,682	21,254	26,319
	Royalty	LCD, OLED technology patent	Overseas(1)	38	16	12
			Korea(1)	0	0	0
			Total	38	16	12
	Others	Raw materials, components, etc.	Overseas(1)	52	46	24
			Korea(1)	11	14	10
			Total	63	60	34
	Total		Overseas(1)	18,043	20,696	25,687
			Korea(1)	740	634	678
			Total	18,783	21,330	26,365

(1)	Based on ship-to-party.
(2)	Sales excluding forward exchange hedging loss of ~~W~~213 billion for currency risk management of expected export transactions, which has been reclassified to revenue.

B.	Sales organization and sales route

•	As of September 30, 2024, each of our television, IT, mobile and auto product businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route(1)	Ratio
Overseas	Overseas subsidiaries	97.7%
	Headquarters	2.3%
Overseas sales portion (overseas sales / total sales)		96.1%
Korea	Overseas subsidiaries	28.1%
	Headquarters	71.9%
Korea sales portion (Korea sales / total sales)		3.9%

(1)	Percentage by sales route is based on revenue from the Display business segment.

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.

D.	Sales strategy

•

With respect to television display products, we are strengthening our competitive advantages in the premium television display market by enhancing the performance and advancing the technology of our OLED television display panels and working towards strengthening our business portfolio and reinforcing consumer values through new growth businesses such as gaming and transparent products.

•

With respect to IT display products, we are continually strengthening the sales of high-resolution, IPS, narrow bezel and other high-end display panels with major global IT product manufacturers as our primary customer base.

•

With respect to mobile and other products (a wide range of products including smartphones, smartwatches and industrial products (including aviation and medical equipment, among others)), we are continuing to build a strong and diversified business portfolio and expand our global customer base by leveraging the strength of our differentiated technology and products such as OLED, narrow bezel, low-power consumption and thin and light features.

•

With respect to automotive display products, our business is steadily growing on the back of stable orders secured through our ability to deliver differentiated value to global automobile manufacturers leveraging our diversified technology and product portfolio that includes plastic OLED, advanced thin OLED and LTPS LCD panels.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in the first three quarters of 2024 and 2023. Our sales revenue derived from our top ten customers comprised 89% of our total sales revenue in each of the first three quarters of 2024 and 86% in the first three quarters of 2023.

6.	Purchase Orders

•

We supply some of our products in accordance with the production plans of automobile manufacturers. However, the volume of our supply is subject to fluctuation depending on the customers’ actual order volume and future market conditions, and it is not possible to accurately predict the changes in demand resulting from changes in the domestic and global economic environment. Moreover, as of September 30, 2024, we do not have purchase order contracts that recognize revenue by measuring progress towards satisfaction of performance obligation by using the cost-based input method.

7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

Market risk refers to the risk that income from the financial instruments that we hold or the fair value of such financial instruments will fluctuate due to fluctuations in market prices, such as exchange rates, interest rates and prices of equity securities. The objective of our market risk management system is to manage and control our exposure to market risk within an acceptable level while optimizing our profit levels.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures.

In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

As of the end of the reporting period, in order to avoid risks of exchange rate fluctuations on the fair value of advance received, we entered into long position currency forward contracts of US$900 million with Standard Chartered Bank and others. As of the end of the reporting period, among the valuation gains and losses of derivatives to which fair value hedge accounting is applied, there is no ineffective portion, and we recognized a valuation gain of ~~W~~45 billion (purchase commitment: USD 900 million, contract exchange rate: ~~W~~1,289.1~1,310.1) as part of our foreign currency translation gains and losses. With regard to fair value hedging, the maximum expected period of exposure to fair value fluctuation risk from hedged transactions is within 16 months from the end of the reporting period.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of USD 1,730 million and CNY 726 million cross currency interest swap agreements with KB Kookmin Bank and others, for which we have not applied hedge accounting. Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred. We recognized a loss on valuation of derivative instruments in the amount of ~~W~~102 billion with respect to the above foreign exchange derivative instruments held during the reporting period.

(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate of ~~W~~925 billion in interest rate swap agreements with Shinhan Bank and others, for which we have not applied hedge accounting. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~1 billion and a loss on valuation of derivative instruments in the amount of ~~W~~5 billion with respect to our interest rate derivative instruments held during the reporting period.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011 ~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology

Real estate/others	LG Innotek Co., Ltd.	Date of contract: December 23, 2022 Term: December 26, 2022 ~ December 31, 2027	Lease of idle real estate property for rental income (the contract amount and other details are not disclosed in accordance with a non-disclosure agreement)
	LG Uplus Corp.	Date of contract: May 14, 2024	Sale of real estate property to enhance asset efficiency (for details, please refer to the Form 6-K furnished to the SEC on April 25, 2024)

9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

		(Unit: In millions of Won, except percentages)
Items		2024 Q1~Q3	2023	2022
R&D Expenditures (prior to deducting governmental subsidies)		1,761,611	2,399,513	2,431,590
Governmental Subsidies		(505)	(718)	(1,008)

Net R&D-Related Expenditures		1,761,106	2,398,795	2,430,582

Accounting Treatment(1)	R&D Expenses	1,286,757	1,906,616	1,927,828
	Development Cost (Intangible Assets)	474,349	492,179	502,754

R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		9.4%	11.2%	9.3%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2022

(1)	Developed the world’s first 16:18 aspect ratio monitor product (27.6” SDQHD)

•	Developed a 27.6” (21.5”, 21.5”, vertical arrangement) monitor product, which is optimized for multi-tasking amid the increase in working remotely as a result of the COVID-19 pandemic

•	Created a new market through the development of a new aspect ratio (16:18, 2560x2880) product

(2)	Developed our first three-sided “Borderless” notebook panel product (13.4” WU XPS)

•	Led the high-end market by adopting a new, three-sided borderless design applying low power consumption variable refresh rate technology

(3)	Developed the world’s first 97” OLED TV product

•	Developed a product that outperforms competitors’ products both in display quality and in size in the high-end market

•	Strengthened the global trend towards OLED dominance by expanding our extra-large OLED TV product lineup and secured related original technology

(4)	Developed the world’s first Curved 1,900R Black monitor product (34”)

•	Developed the world’s first IPS Black Curved monitor product (contrast ratio 2000:1) by utilizing nega-LC material

•	Led the high-end Curved product market

(5)	Developed our first 12.3” cluster product utilizing VDA 3D technology

•	Utilizing VDA (Viewing Distance Adaption) technology, developed a 12.3” cluster product that applies glassless 3D technology and changes the user’s viewing distance while driving

(6)	Developed the world’s first 12.3” cluster product utilizing DLC technology

•

Utilizing DLC (Double LGP Control) technology, developed a 12.3” cluster product which display is, when positioned in the passenger seat, visually recognizable from the passenger seat but not from the driver’s seat.

(7)	Developed the world’s first META technology-applied product (gaming products: 27”, 45”; and television products: 4K 77/65/55”, 8K 77”)

•	Utilizing the development of META OLED technology, entered the gaming monitor market and strengthened flagship leadership in the premium TV market

1) Gaming product (27”, 45”): Secured high PPI luminance performance based on the META technology and provided a display optimized for gaming through high-speed (240 Hz), fast response time (0.03ms) and curved technology

2) Large television (4K/8K): Developed product with world’s best picture quality (luminance/viewing angle) based on META technology

(8)	Developed the world’s first IPS Gaming FHD 480Hz monitor product (24.5”)

•	Applied high-performance Oxide-TFT BCE-4 cell to 480Hz FHD screens

•	Received the 2023 CES Award in Best Innovation / Gaming / Computer Accessory category

Achievements in 2023

(1)	Developed the world’s first small- and medium-sized transparent WOLED product (30” HD)

•	Expanded market coverage with the development of a new product size (30”) for transparent small- and medium-sized display

•	Strengthened market leadership through achieving a transparency rate of 45% and increased luminance (600/200 nit)

(2)	Introduced the world’s first foldable pen touch notebook (17”)

•	Developed OLED panel for notebooks utilizing differentiated technologies such as the tandem OLED and a special folding structure

(3)	Developed the world’s first Gaming OLED 240Hz monitor product (39”, 34”)

•	Applied high-speed (240Hz), fast response time (0.03ms), high-luminance (275 nit @APL 100%) and curved (800R) OLED technology

•	Provided ultra-wide (21:9 aspect ratio) full-size OLED Gaming monitor product (initially provided in 45” and expanded further to provide 39” and 34” products)

Achievements in 2024

(1)	Developed the world’s first Gaming DFR product (31.5”)

•

Optimized display through applying DFR (Dynamic Frequency & Resolution) technology, which enables the implementation of high resolution (UHD 240Hz) and high refresh rate (FHD 480 Hz) on a single display panel

•	Maximized sound effects by applying d-TAS (Display Thin Accurator)

(2)	Developed the world’s first Gaming OLED QHD 480Hz monitor product (27”)

•	Provided optimal gaming environment with the development of the world’s first OLED QHD 480Hz high refresh rate monitor product

(3)	Developed our first ATO-based notebook panel (13.4”)

•	Developed Slim & Light product (1.16t / 162g) through the application of ATO (Advanced Thin OLED) structure

•	Developed high-efficiency OLED notebook panel product (SDR 400nit / HDR 500nit) utilizing Tandem OLED technology

•	Became our first notebook panel model to apply Touch on Encap technology

(4)	Developed our first Dual Resolution Gaming monitor product (27”)

•	Expanded the gaming monitor market and provided differentiated user experience by implementing the Dual Resolution feature

•	Enabled the use of a single monitor for both fast-paced (FHD 330Hz) games and high-resolution (UHD 165Hz) games

* Dual Resolution: UHD 165Hz « FHD 330Hz

(5)	Developed next-generation Micro LED display product (22.3”)

•	Provided a large-screen and high-resolution, new user experience through Active Matrix Micro LED transfer technology, panel technology, compensation technology and mechanical technology

1) 22.3” Module for 136” 4K business-to-consumer products

2) 22.3” Module for infinitely expandable business-to-business products

10.	Intellectual Property

As of September 30, 2024, our cumulative patent portfolio (including patents that have already expired) included 29,340 patents in Korea and 35,971 patents in other countries. In the first three quarters of 2024, we registered 1,563 patents in Korea and 2,098 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)

Environmental pollutant emission regulations: Integrated Control of Pollutant-discharging Facilities Act, Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 and energy management system ISO 50001 certifications for all of our domestic and overseas production sites. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities and received Leadership A recognition from 2018 to 2022. In addition, we have also received the Carbon Management Honors Club award from 2017 to 2020 and the Carbon Management Sector Honors from 2016 to 2022 in recognition of our continued greenhouse gas emission reduction activities.

In addition, in recognition of our efforts toward recycling rate improvement and waste reduction, we were nominated as a leading company with an excellent performance in resource circulation and received a commendation from the Minister of Environment in 2020. Our overseas subsidiary in Yantai earned Platinum Zero Waste to Landfill (“ZWTL”) validation in 2021, all of our domestic production facilities earned Gold ZWTL validation, our overseas subsidiary in Nanjing earned Platinum validation in 2022, and our Paju plant earned Platinum validation in June 2024. In 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. In 2023, we have obtained quality certification for certain of our recycled items recognized as circular resources, and we plan to continue to promote the resource circulation of our products. We will continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rate.

We have continued to pursue ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognition for our eco-friendly management and share relevant information with the stakeholders.

B.	Product environment management

In order to respond to applicable domestic and overseas environmental regulations, such as the European Union’s Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) that restrict the use of certain hazardous substances, we operate a hazardous substance management program that implements a four-step procedure (each such step, a “Gate”) that manages various stages of our production cycle, beginning with the registration process of our business partners up to the mass production stage. In addition, in order to preemptively address four types of phthalate substances that became additionally regulated pursuant to the RoHS in 2016 and officially went into effect on July 22, 2019, we replaced the latent risk elements in advance as well as implemented a more stable management process with respect to such substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement, quality assurance and analysis teams.

•	Gate 01 (Business Partner Stage): An audit is conducted prior to the registration of a new business partner (including the inspection of the business partner’s hazardous substance response process)

•	Gate 02 (Parts Development Stage): An environmental evaluation of each part under development is conducted (consisting of three stages: (1) document review; (2) XRF test and (3) precision analysis)

•	Gate 03 (Product Development Stage): An environmental evaluation of the product model and product labeling are conducted (including RoHS verification)

•	Gate 04 (Mass Production Stage): Process management through the periodic testing of mass-produced parts for any hazardous substances (including rate-based tests based on risk assessment)

We operate a “Hazardous Substance Management System for Products” that effectively manages hazardous substances by classifying them into four levels: A-I, A-II, B-I, and B-II. In particular, in addition to substances prohibited by global hazardous substance regulations on products, we have designated substances causing harm to the human body and the environment as Level B substances. By developing alternative technologies and parts and applying them to our products, we continually strive to achieve a gradual reduction and elimination of non-prohibited hazardous substances.

•	Level A-I (Prohibited Substances): Prohibited substances designated under the RoHS regulations (i.e., 10 regulated substances) and those designated by specific customers

•	Level A-II (Prohibited Substances): Substances prohibited by regulations and conventions other than those covered under Level A-1 and those designated as such by customers

•	Level B-I (Substances Subject to Voluntary Reduction): Substances that are being voluntarily replaced over a certain period of time

•	Level B-II (Substances Under Observation): Substances that are not currently banned, but are expected to become prohibited in the future

Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In 2017, we became the first display panel company to receive the SGS Eco Label accreditation for OLED television display modules from SGS, a global product testing/accreditation agency, and have since continually received such accreditation. In 2024, such accreditation has been updated to “SGS EEPS accreditation.” In 2022, we expanded our accreditation program to cover display modules for monitors, notebook computers, tablets and automobiles, as a result of which our display modules for monitors and notebook computers received SGS Eco Label accreditation for the first time and our automotive display module became the first in the industry to receive the same accreditation for its excellence in energy efficiency, and we have since maintained the SGS Eco Label for such products. In 2023, our high-end LCD panels for 16-inch notebooks and 27-inch monitors, in which we incorporated recycled materials for the first time, received the SGS Eco Label accreditation. In addition, our 30-inch and 55-inch transparent display products, for which we applied hazardous substance reduction technology, became the first in the industry to receive the SGS Eco Label accreditation. Moreover, in 2022, our 27-inch monitor display product that applied anti-bacterial films received the SGS Performance Mark accreditation for its anti-bacterial performance, and in 2023, our commercial display module that applied Plus-Bright energy consumption reduction technology obtained the SGS Performance Mark accreditation for its energy efficiency performance. Our high-end LCD panels for 16-inch notebooks and 27-inch monitors also received the same accreditation for reducing energy consumption through the implementation of proprietary algorithms and improving panel transmittance.

Also in 2022, upon assessment and verification of GHG emissions throughout its entire product life cycle, our OLED TV panel received the industry’s first Carbon Footprint Certification from The Carbon Trust, a not-for-profit company founded by the United Kingdom government that provides voluntary carbon certification services and carbon labeling schemes. In 2023, our high-end IT LCD panels (27-inch and smaller) received the Product Carbon Footprint (PCF) certification from TÜV Rheinland, a global independent testing, inspection and certification agency, by achieving carbon emission reduction through the application of recycled materials and low energy consumption technologies. Our OLED panels for automotive products also received the same certification for achieving carbon emission through the application of light-control film integration technology.

In 2021, we received the “Green Technology Certification” for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. Also, since 2021, we have continued to obtain an eco-friendly certification from TUV SUD, a globally recognized accreditation agency, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television display panels and PO mobile models.

In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. In 2017, for the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP).

C.	Safety standards

Our products comply with the IEC 62638-1 global product safety standards, and we obtain CB and UL certifications on applicable products.

In order to promote the enhancement of safety for automobile manufacturers and consumers, we became the first display panel company in June 2016 to introduce a flame-resistant certification program for our display panels, which program includes flame resistance standards for automotive materials (including ISO 3795, DIN 75200 and FMVSS 302 standards) as well as for safety standards for information technology devices, which has been certified by TUV SUD. In 2022, we expanded the number of applicable flame resistance standards for such program from three to nine.

Furthermore, in 2021, we established infrastructure for flammability tests required under the United States Federal Aviation Administration’s FAR 25.853 standards and impact tests under RTCA DO-313 standards, and the reliability of these test results have been certified by TUV SUD.

D.	Green management

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

E.	Status of sanctions

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

	(Unit: In millions of Won)
Description	As of September 30, 2024	As of December 31, 2023	As of December 31, 2022
Current assets	9,856,177	9,503,186	9,444,035
Quick assets	6,518,022	6,975,458	6,571,117
Inventories	3,338,155	2,527,728	2,872,918
Non-current assets	23,293,500	26,256,112	26,241,984
Investments in equity accounted investees	31,115	84,329	109,119
Property, plant and equipment, net	17,468,293	20,200,332	20,946,933
Intangible assets	1,651,805	1,773,955	1,752,957
Other non-current assets	4,142,287	4,197,496	3,432,975
Total assets	33,149,677	35,759,298	35,686,019
Current liabilities	15,158,552	13,885,028	13,961,520
Non-current liabilities	9,647,697	13,103,726	10,405,272
Total liabilities	24,806,249	26,988,754	24,366,792
Share capital	2,500,000	1,789,079	1,789,079
Share premium	2,759,494	2,251,113	2,251,113
Retained earnings	978,528	2,676,014	5,359,769
Other equity	740,582	515,976	479,628
Non-controlling interest	1,364,824	1,538,362	1,439,638
Total equity	8,343,428	8,770,544	11,319,227

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the nine months ended September 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenue	18,782,475	21,330,819	26,151,781
Operating profit (loss)	(643,704)	(2,510,164)	(2,085,047)
Profit (loss) from continuing operations	(1,570,182)	(2,576,729)	(3,195,585)
Profit (loss) for the period	(1,570,182)	(2,576,729)	(3,195,585)
Profit (loss) attributable to:
Owners of the company	(1,644,843)	(2,733,742)	(3,071,565)
Non-controlling interest	74,661	157,013	(124,020)
Basic earnings (loss) per share(1)	(3,563)	(7,177)	(8,064)
Diluted earnings (loss) per share(1)	(3,563)	(7, 177)	(8,064)
Number of consolidated entities(2)	22	22	22

(1)

The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the years ended December 31, 2023 and December 31, 2022 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.

(2)	The number of consolidated entities is based on the consolidated entities (including the parent company) as of the end of the reporting period.

B.	Financial highlights (Based on separate K-IFRS).

	(Unit: In millions of Won)
Description	As of September 30, 2024	As of December 31, 2023	As of December 31, 2022
Current assets	8,632,367	5,590,482	5,627,177
Quick assets	6,345,063	3,809,523	3,702,583
Inventories	2,287,304	1,780,959	1,924,594
Non-current assets	21,569,086	24,141,930	23,631,862
Investments	3,812,917	4,932,063	4,837,704
Property, plant and equipment, net	12,239,406	13,584,247	14,044,844
Intangible assets	1,580,577	1,683,029	1,635,181
Other non-current assets	3,936,186	3,942,591	3,114,133
Total assets	30,201,453	29,732,412	29,259,039
Current liabilities	19,627,752	16,422,259	16,043,011
Non-current liabilities	5,439,816	7,628,598	5,865,589
Total liabilities	25,067,568	24,050,857	21,908,600
Share capital	2,500,000	1,789,079	1,789,079
Share premium	2,821,006	2,251,113	2,251,113
Retained earnings	(187,121)	1,641,363	3,310,247
Other equity	0	0	0
Total equity	5,133,885	5,681,555	7,350,439

	(Unit: In millions of Won, except for per share data)
Description	For the nine months ended September 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenue	18,070,434	19,811,015	24,131,172
Operating profit (loss)	(1,424,467)	(3,884,121)	(3,201,463)
Profit (loss) from continuing operations	(1,775,926)	(1,718,701)	(3,191,387)
Profit (loss) for the period	(1,775,926)	(1,718,701)	(3,191,387)
Basic earnings (loss) per share(1)	(3,847)	(4,512)	(8,379)
Diluted earnings (loss) per share(1)	(3,847)	(4,512)	(8,379)

(1)

The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the years ended December 31, 2023 and December 31, 2022 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.

C.	Consolidated subsidiaries (as of September 30, 2024)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.(1)	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
LG Display (China) Co., Ltd.(1)(2)	Manufacturing and sales	China	80%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing and sales	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC(3)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)

On September 26, 2024, we entered into a contract to sell our 80% equity interest in LG Display (China) Co., Ltd. and 100% equity interest in LG Display Guangzhou Co., Ltd. As a result, the assets and liabilities related to LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. have been reclassified as assets and liabilities held for sale.

(2)	During the reporting period, we acquired an additional 10% equity interest in LG Display (China) Co., Ltd. for ~~W~~245,362 million.
(3)	During the reporting period, we invested an additional ~~W~~5,803 million in LG Display Fund I LLC.

D.	Status of equity investments (as of September 30, 2024)

(1)	Consolidated subsidiaries

Company	Capital Stock (in millions)	Date of Incorporation	Equity Interest
LG Display America, Inc.	USD 411	September 1999	100%
LG Display Germany GmbH	EUR 1	October 1999	100%
LG Display Japan Co., Ltd.	JPY 95	October 1999	100%
LG Display Taiwan Co., Ltd.	TWD 116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY 3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY 4	January 2003	100%
LG Display Guangzhou Co., Ltd.(1)	CNY 1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY 4	July 2007	100%
LG Display Singapore Pte. Ltd.	USD 1	November 2008	100%
L&T Display Technology (Fujian) Limited	CNY 116	December 2009	51%
LG Display Yantai Co., Ltd.	CNY 1,008	March 2010	100%
Nanumnuri Co., Ltd.	KRW 800	March 2012	100%
LG Display (China) Co., Ltd.(1)(2)	CNY 8,232	December 2012	80%
Unified Innovative Technology, LLC	USD 9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY 1	April 2015	100%
Global OLED Technology LLC	USD 138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD 600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY 637	July 2016	100%
LG Display Fund I LLC(3)	USD 80	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY 15,600	July 2018	70%

(1)

On September 26, 2024, we entered into a contract to sell our 80% equity interest in LG Display (China) Co., Ltd. and 100% equity interest in LG Display Guangzhou Co., Ltd. As a result, the assets and liabilities related to LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. have been reclassified as assets and liabilities held for sale.

(2)	During the reporting period, we acquired an additional 10% equity interest in LG Display (China) Co., Ltd. for ~~W~~245,362 million.
(3)	During the reporting period, we invested an additional ~~W~~5,803 million in LG Display Fund I LLC.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	28,213	January 2005	40%
Wooree E&L Co., Ltd.(1)		—	June 2008	—
YAS Co., Ltd.(1)		—	April 2002	—
Avatec Co., Ltd.(1)		—	August 2000	—
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH		—	March 2003	10%
Material Science Co., Ltd.(2)	~~W~~	2,902	January 2014	14%

(1)

Due to the loss of our significant influence during the reporting period, our investments in such investees have been reclassified from investment in associates to financial assets at fair value through profit or loss.

(2)	During the nine months ended September 30, 2024, our equity interest in Material Science Co., Ltd. decreased from 16% to 14% due to a decrease in the investee’s treasury shares.

Although our respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the nine months ended September 30, 2024 and 2023, the aggregate amount of dividends we received from our affiliated companies was ~~W~~200 million and ~~W~~15,200 million, respectively.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2024 Q3	2023	2022
Auditor	Samil PwC	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,800 (650)(2)	1,640 (590)(2)	1,557 (575)(2)
Time required(3)	13,208	21,246	21,238

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.
(3)	Figures are based on actual performance as of the date of this report.

B.	Non-audit service

Period	Date of contract	Description of service	Period of service	Compensation
2024 Q3	February 2024	Tax advice	March 2024 ~ December 2024	~~W~~50 million
	September 2024	Tax advice	September 2024 ~ March 2025	~~W~~40 million
2023	—	—	—	—
2022	—	—	—	—

*	Based on direct contracts on a separate basis.

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This information is omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules, and we plan to include such information in our annual report.

15.	Board of Directors

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of September 30, 2024): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of September 30, 2024): 500,000,000 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of September 30, 2024:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics(1)	Largest shareholder	183,593,206	36.72%

(1)	The number of shares and equity interest held by LG Electronics reflect its participation in our paid-in capital increase in March 2024.

(2)	Shareholders who are known to us that own 5% or more of our shares as of September 30, 2024, which was the most recent record date:

Beneficial owner	Number of shares of common stock(1)	Equity interest
LG Electronics	183,593,206	36.72%
National Pension Service	27,972,630	5.59%
Employee Stock Ownership Association	27,423,903	5.48%

(1)	The number of shares of common stock is based on the most recent shareholder register as of September 30, 2024, and may differ from the actual shareholding status.

17.	Directors and Employees

A.	Directors

(1)	List of Members of Board of Directors

Name	Position	Shares of the Company held	First appointed	Term expires
Cheoldong Jeong	Representative Director (non-outside), Chief Executive Officer and President	—	December 1, 2023	March 22, 2027
Sung Hyun Kim	Director (non-outside), Chief Financial Officer and Vice President	—	December 1, 2018	March 23, 2025
Beom Jong Ha	Non-standing Director and Member of Outside Director Nomination Committee	—	March 23, 2022	March 23, 2025
Doocheol Moon	Outside Director and Member of Audit Committee, Outside Director Nomination Committee and ESG Committee	—	March 23, 2021	March 22, 2027
Chung Hae Kang	Outside Director and Member of Audit Committee, Related Party Transaction Committee and ESG Committee	—	March 23, 2022	March 23, 2025
Jungsuk Oh	Outside Director and Member of Audit Committee, Outside Director Nomination Committee, Related Party Transaction Committee and ESG Committee	—	April 26, 2022	March 21, 2026
Sang Hee Park	Outside Director and Member of Audit Committee, Related Party Transaction Committee and ESG Committee	—	March 21, 2023	March 21, 2026

(2)	Compensation of Directors

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

B.	Employees

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

18.	Other Matters

A.	Legal proceedings

We are a defendant in two separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs and one damages claim in Israel filed by private plaintiffs) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined. The trial for the case in the United Kingdom was completed and the court’s ruling regarding the amount of our liability remains subject to further determination, while no trial has been scheduled for the case in Israel. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

B.	Status of collateral pledged to related party

On March 27, 2023, the Board of Directors resolved to borrow ~~W~~1 trillion from our largest shareholder, LG Electronics, in order to strengthen the competitiveness of our OLED business as well as for working capital purposes, and withdrew ~~W~~650 billion of the principal amount of such borrowing on March 30, 2023 and the remaining ~~W~~350 billion on April 20, 2023. The repayment terms provide for a two-year grace period followed by a one-year repayment period in installments with an interest rate of 6.06%. In addition, we pledged certain of our land and buildings equivalent to the sum of the principal and interest amount as collateral for such borrowing.

C.	Material events subsequent to the reporting period

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2024 and 2023

(With Report on Review of Condensed Consolidated Interim Financial Statements)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at September 30, 2024, and the related consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2024, and consolidated interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2024, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

The consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023, and consolidated statements of changes in equity and cash flows for the nine-month period ended September 30, 2023, presented herein for comparative purposes, were reviewed by another auditor whose report dated November 13, 2023. Based on their review, nothing has come to their attention that causes them to believe the accompanying condensed financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

The consolidated statement of financial position as at December 31, 2023, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by another auditor who expressed an unqualified opinion on those statements on March 7, 2024. The consolidated statement of financial position as at December 31, 2023, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2023.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

November 14, 2024

Seoul, Korea

This report is effective as of November 14, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2024 and December 31, 2023

(In millions of won)	Note	September 30, 2024 (Unaudited)		December 31, 2023
Assets
Cash and cash equivalents	4, 25	~~W~~	1,786,649	2,257,522
Deposits in banks	4, 25		1,100	905,971
Trade accounts and notes receivable, net	5, 15, 25, 27		3,039,963	3,218,093
Other accounts receivable, net	5, 25		136,789	126,985
Other current financial assets	6, 25		114,139	168,623
Inventories	7		3,338,155	2,527,728
Prepaid income taxes			24,398	44,505
Assets held for sale	28		1,135,684	—
Other current assets	5		279,300	253,759

Total current assets			9,856,177	9,503,186
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		31,115	84,329
Other non-current financial assets	6, 25		162,856	173,626
Property, plant and equipment, net	9, 18		17,468,293	20,200,332
Intangible assets, net	10, 18		1,651,805	1,773,955
Investment Property	11, 18		29,183	32,995
Deferred tax assets	23		3,678,840	3,562,861
Defined benefits assets, net	13		250,741	407,438
Other non-current assets			20,656	20,565

Total non-current assets			23,293,500	26,256,112

Total assets		~~W~~	33,149,677	35,759,298

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	4,093,230	4,175,064
Current financial liabilities	12, 25, 26		6,327,421	5,262,295
Other accounts payable	25		1,353,974	2,918,903
Accrued expenses			633,843	648,949
Income tax payable			20,267	52,237
Provisions	14		97,483	117,676
Advances received			828,214	625,838
Liabilities held for sale	28		1,730,839	—
Other current liabilities			73,281	84,066

Total current liabilities			15,158,552	13,885,028
Non-current financial liabilities	12, 25, 26, 27		8,627,707	11,439,776
Non-current provisions	14		58,064	63,805
Defined benefit liabilities, net	13		1,260	1,559
Long-term advances received	15		395,880	967,050
Deferred tax liabilities	23		970	2,069
Other non-current liabilities	25		563,816	629,467

Total non-current liabilities			9,647,697	13,103,726

Total liabilities			24,806,249	26,988,754

Equity
Share capital	16		2,500,000	1,789,079
Share premium	16		2,759,494	2,251,113
Retained earnings			978,528	2,676,014
Reserves	16		740,582	515,976

Equity attributable to owners of the Parent			6,978,604	7,232,182

Non-controlling interests			1,364,824	1,538,362

Total equity			8,343,428	8,770,544

Total liabilities and equity		~~W~~	33,149,677	35,759,298

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Loss

For the three-month and nine-month periods ended September 30, 2024 and 2023

(In millions of won, except loss per share amounts)	Note	For the three-month periods ended September 30			For the nine-month periods ended September 30
		2024 (Unaudited)		2023 (Unaudited)	2024 (Unaudited)	2023 (Unaudited)
Revenue	17, 18, 27	~~W~~	6,821,301	4,785,287	18,782,475	13,934,914
Cost of sales	7, 19, 27		(5,978,100)	(4,747,957)	(17,107,783)	(14,453,640)

Gross profit (loss)			843,201	37,330	1,674,692	(518,726)
Selling expenses	19, 20		(157,081)	(132,751)	(427,027)	(418,510)
Administrative expenses	19, 20		(379,180)	(220,526)	(820,205)	(665,678)
Research and development expenses	19		(387,539)	(346,133)	(1,071,164)	(1,038,994)

Operating loss			(80,599)	(662,080)	(643,704)	(2,641,908)

Finance income	22		183,212	183,229	562,843	1,008,030
Finance costs	22		(346,937)	(346,180)	(1,172,185)	(1,302,241)
Other non-operating income	21		382,283	237,719	1,185,846	1,071,053
Other non-operating expenses	19, 21		(346,203)	(421,353)	(1,566,309)	(1,494,633)
Equity in income of equity accounted investees, net			1,032	2,204	4,320	1,269

Loss before income tax			(207,212)	(1,006,461)	(1,629,189)	(3,358,430)
Income tax benefit (expense)	23		(130,896)	231,063	59,007	731,162

Loss for the period			(338,108)	(775,398)	(1,570,182)	(2,627,268)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13		(48,289)	46	(52,558)	(737)
Other comprehensive income (loss) from associates			10	12	(85)	180

			(48,279)	58	(52,643)	(557)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	16		(207,808)	155,199	286,140	234,110
Other comprehensive income (loss) from associates	16		3,401	(555)	3,333	(1,222)

			(204,407)	154,644	289,473	232,888

Other comprehensive income (loss) for the period, net of income tax			(252,686)	154,702	236,830	232,331

Total comprehensive loss for the period		~~W~~	(590,794)	(620,696)	(1,333,352)	(2,394,937)

Profit (loss) attributable to:
Owners of the Parent			(355,159)	(720,026)	(1,644,843)	(2,791,928)
Non-controlling interests			17,051	(55,372)	74,661	164,660

Loss for the period		~~W~~	(338,108)	(775,398)	(1,570,182)	(2,627,268)

Total comprehensive income (loss) attributable to:
Owners of the Parent			(592,780)	(592,554)	(1,472,880)	(2,572,989)
Non-controlling interests			1,986	(28,142)	139,528	178,052

Total comprehensive loss for the period		~~W~~	(590,794)	(620,696)	(1,333,352)	(2,394,937)

Loss per share (in won)
Basic loss per share	24	~~W~~	(710)	(1,890)	(3,563)	(7,330)

Diluted loss per share	24	~~W~~	(710)	(1,890)	(3,563)	(7,330)

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2024 and 2023

		Attributable to owners of the Parent Company
(In millions of won)	Note	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2023		~~W~~	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

Total comprehensive income (loss) for the period
Profit (loss) for the period			—	—	(2,791,928)	—	(2,791,928)	164,660	(2,627,268)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities			—	—	(737)	—	(737)	—	(737)
Foreign currency translation differences			—	—	—	220,718	220,718	13,392	234,110
Other comprehensive income (loss) from associates			—	—	180	(1,222)	(1,042)	—	(1,042)

Total other comprehensive income (loss)			—	—	(557)	219,496	218,939	13,392	232,331

Total comprehensive income (loss) for the period		~~W~~	—	—	(2,792,485)	219,496	(2,572,989)	178,052	(2,394,937)

Transaction with owners, recognized directly in equity
Dividends to non-controlling shareholders in subsidiaries			—	—	—	—	—	(34,098)	(34,098)

Balances at September 30, 2023 (Unaudited)		~~W~~	1,789,079	2,251,113	2,567,284	699,124	7,306,600	1,583,592	8,890,192

Balances at January 1, 2024		~~W~~	1,789,079	2,251,113	2,676,014	515,976	7,232,182	1,538,362	8,770,544

Total comprehensive income (loss) for the period
Profit (loss) for the period			—	—	(1,644,843)	—	(1,644,843)	74,661	(1,570,182)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities			—	—	(52,558)	—	(52,558)	—	(52,558)
Foreign currency translation differences			—	—	—	221,273	221,273	64,867	286,140
Other comprehensive income (loss) from associates			—	—	(85)	3,333	3,248	—	3,248

Total other comprehensive income (loss)			—	—	(52,643)	224,606	171,963	64,867	236,830

Total comprehensive income (loss) for the period		~~W~~	—	—	(1,697,486)	224,606	(1,472,880)	139,528	(1,333,352)

Transaction with owners, recognized directly in equity
Capital increase	16		710,921	569,893	—	—	1,280,814	—	1,280,814
Acquisition of non-controlling shareholders’ interests in subsidiaries			—	(61,512)	—	—	(61,512)	(183,850)	(245,362)
Dividends to non-controlling shareholders in subsidiaries			—	—	—	—	—	(129,216)	(129,216)

Total transaction with owners, recognized directly in equity			710,921	508,381	—	—	1,219,302	(313,066)	906,236

Balances at September 30, 2024 (Unaudited)		~~W~~	2,500,000	2,759,494	978,528	740,582	6,978,604	1,364,824	8,343,428

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from (used in) operating activities:
Cash generated from operations	26	~~W~~	1,828,938	2,062,734
Income taxes paid			(118,221)	(271,508)
Interests received			76,561	112,483
Interests paid			(735,192)	(728,003)

Cash flows from operating activities			1,052,086	1,175,706

Cash flows from (used in) investing activities:
Dividends received			200	15,200
Increase in deposits in banks			(1,700)	(942,266)
Proceeds from withdrawal of deposits in banks			915,083	1,625,197
Acquisition of financial assets at fair value through profit or loss			(4,792)	(3,805)
Proceeds from disposal of financial asset at fair value through profit or loss			2,342	546
Acquisition of financial assets at fair value through other comprehensive income			—	(1,000)
Proceeds from disposal of financial assets at fair value through other comprehensive income			—	891
Proceeds from disposal of investments in associates			17,609	—
Acquisition of property, plant and equipment			(1,845,516)	(2,765,349)
Proceeds from disposal of property, plant and equipment			246,116	368,497
Acquisition of intangible assets			(626,117)	(499,101)
Proceeds from disposal of intangible assets			6,212	5,933
Government grants received			2,307	6,381
Proceeds from settlement of derivatives			229,982	127,833
Increase in short-term loans			14,233	23,402
Increase in deposits			(1,726)	(3,432)
Decrease in deposits			1,601	3,884
Proceeds from disposal of greenhouse gas emission permits			14,394	6,659

Cash flows used in investing activities			(1,029,772)	(2,030,530)

Cash flows from (used in) financing activities:	26
Proceeds from short-term borrowings			4,183,571	5,190,003
Repayments of short-term borrowings			(4,908,243)	(5,250,763)
Proceeds from issuance of bonds			—	469,266
Repayments of bonds			(370,000)	(433,990)
Proceeds from long-term borrowings			2,534,490	4,170,987
Repayments of current portion of long-term borrowings			(2,538,058)	(2,043,682)
Payment of lease liabilities			(53,583)	(56,659)
Capital increase			1,292,455	—
Transaction cost from capital increase			(11,640)	—
Acquisition of non-controlling shareholders’ interests in subsidiaries			(245,362)	—
Dividends to non-controlling shareholders in subsidiaries			(136,519)	(34,098)

Cash flows from (used in) financing activities			(252,889)	2,011,064

Net increase (decrease) in cash and cash equivalents			(230,575)	1,156,240
Cash and cash equivalents at January 1			2,257,522	1,824,649
Effect of exchange rate fluctuations on cash held			47,005	25,321
Cash and cash equivalents included in assets held for sale			(287,303)	—

Cash and cash equivalents at September 30		~~W~~	1,786,649	3,006,210

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

1.	Reporting Entity

(a)	Description of the Parent Company

LG Display Co., Ltd. (the “Parent Company”) was incorporated in February 1985 and the Parent Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Parent Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of September 30, 2024, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Parent Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2024, LG Electronics Inc., a major shareholder of the Parent Company, owns 36.72% (183,593,206 shares) of the Parent Company’s common stock.

As of September 30, 2024, 500,000,000 shares of the Parent Company’s common stock is listed on Korea Exchange under the identifying code 034220, and 21,094,314 American Depository Shares (“ADSs”, 2 ADSs represent one share of common stock) is listed on the New York Stock Exchange under the symbol “LPL”.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of September 30, 2024

(In millions)
Subsidiaries	Location	Percentage of ownership	Closing month	Date of incorporation	Business	Share
LG Display America, Inc.	San Jose, U.S.A.	100%	December	September 24, 1999	Sales of display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December	October 15, 1999	Sales of display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December	October 12, 1999	Sales of display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December	April 12, 1999	Sales of display products	TWD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December	July 15, 2002	Production of display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December	January 16, 2003	Sales of display products	CNY 4
LG Display Guangzhou Co., Ltd.(*1)	Guangzhou, China	100%	December	June 30, 2006	Production of display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December	July 27, 2007	Sales of display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December	November 4, 2008	Sales of display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December	December 7, 2009	Production and sales of LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December	March 17, 2010	Production of display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December	March 21, 2012	Business facility maintenance	KRW 800
LG Display (China) Co., Ltd.(*1)(*2)	Guangzhou, China	80%	December	December 10, 2012	Production and sales of display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December	March 12, 2014	Intellectual property management	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December	April 28, 2015	Sales of display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December	December 18, 2009	OLED intellectual property management	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December	May 5, 2016	Production and sales of display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December	July 1, 2016	Production and sales of LCD module and LCD monitor	CNY 637
LG DISPLAY FUND I LLC(*3)	Wilmington, U.S.A.	100%	December	May 1, 2018	Investment in venture business and technologies	USD 80
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December	July 11, 2018	Production and sales of display products	CNY 15,600

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of September 30, 2024, Continued

(*1)

For the nine-month period ended September 30, 2024, the contract to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. was signed. As a result, the assets and liabilities associated with LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets and liabilities held for sale.

(*2)	For the nine-month period ended September 30, 2024, the Group acquired 10% equity interests in LG Display (China) Co., Ltd. for ~~W~~245,362 million.
(*3)

For the nine-month period ended September 30, 2024, the Parent Company contributed ~~W~~5,803 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Parent Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Parent Company has invested ~~W~~9,700 million in MMT (Money Market Trust), which is controlled by the Parent Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying condensed consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying condensed consolidated interim financial statements.

(a)	Application of accounting standards

The Group’s condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2023.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Parent Company’s functional currency.

(d)	Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

(e)	Accounting standards and Interpretation issued and adopted by the Group

The Group has applied the following new or amended accounting standards for the annual periods commencing January 1, 2024.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.	Basis of Preparation, Continued

(e)	Accounting standards and Interpretation issued and adopted by the Group, Continued

(i)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments do not have a significant impact on the financial statements.

(ii)	Amendments to Korean IFRS 1007 Statement of Cash Flows, Korean IFRS 1107 Financial Instruments: Disclosures – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

(iii)	Amendments to Korean IFRS 1116 Leases – Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not have a significant impact on the financial statements.

(iv)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Cryptographic Assets

The amendments require an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The amendments do not have a significant impact on the financial statements.

(f)	Accounting standards and Interpretation issued but not yet adopted by the Group

The Accounting standards and Interpretation issued that have been enacted or amended but have not been applied because the effective date has not arrived are as follows:

Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.	Basis of Preparation, Continued

(f)	Accounting standards and Interpretation issued but not yet adopted by the Group, Continued

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

(g)	Income Tax Expense

The Group is within the scope of the Pillar Two model rules, there is no additional income tax expenses recognized in relation to the rules and applied the exception to recognizing and disclosing information about deferred tax and assets and liabilities related to Pillar Two income Taxes.

3.	Accounting Policies

The accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2023, except for the application of Korean IFRS 1034 Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Current assets
Cash and cash equivalents
Cash	~~W~~	—	3
Deposits (*1)		1,786,649	2,257,519

Total	~~W~~	1,786,649	2,257,522

Deposits in banks
Time deposits (*2)	~~W~~	1,100	905,971
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

(*1)	As of September 30, 2024, deposits of ~~W~~287,303 million are classified as assets held for sale.
(*2)

As of December 31, 2023, it includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to guarantee the Controlling Company and subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Due from third parties, net	~~W~~	2,575,327	2,827,163
Due from related parties		464,636	390,930

Total	~~W~~	3,039,963	3,218,093

(b)	Other accounts receivable as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Current assets
Non-trade receivables, net	~~W~~	132,282	112,739
Accrued income		4,507	14,246

Total	~~W~~	136,789	126,985

Due from related parties included in other accounts receivable as of September 30, 2024 are ~~W~~82,612 million (December 31, 2023: ~~W~~11,520 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024
	Original amount			Allowance for doubtful account
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,010,563	133,799	(847)	(196)
1-15 days past due		26,647	23	(4)	—
16-30 days past due		3,136	953	—	(9)
31-60 days past due		—	145	—	(1)
More than 60 days past due		468	2,083	—	(8)

Total	~~W~~	3,040,814	137,003	(851)	(214)

	December 31, 2023
	Original amount			Allowance for doubtful account
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,212,514	123,919	(932)	(191)
1-15 days past due		3,077	1,357	(1)	—
16-30 days past due		3,435	156	—	(2)
31-60 days past due		—	168	—	(2)
More than 60 days past due		—	1,592	—	(12)

Total	~~W~~	3,219,026	127,192	(933)	(207)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the nine-month periods ended September 30, 2024 and 2023 are as follows:

	September 30, 2024			September 30, 2023
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
At January 1	~~W~~	933	207	875	1,778
(Reversal of) bad debt expense		(82)	7	38	(212)

At September 30	~~W~~	851	214	913	1,566

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d)	Other current assets as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Advanced payments	~~W~~	4,062	1,675
Prepaid expenses		129,706	103,355
Prepaid value added tax		140,924	143,608
Right to recover returned goods		4,608	5,121

Total	~~W~~	279,300	253,759

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.	Other Financial Assets

Other financial assets as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	~~W~~	59,760	136,762

Fair value hedging derivatives
Derivatives (*2)	~~W~~	10,271	—

Financial assets at amortized cost
Deposits	~~W~~	8,273	1,356
Short-term loans		29,969	26,375

Subtotal	~~W~~	38,242	27,731

Other financial assets
Lease receivables	~~W~~	5,866	4,130

Total	~~W~~	114,139	168,623

Non-current assets
Financial assets at fair value through profit or loss
Equity securities	~~W~~	119,397	87,027
Convertible securities		3,157	3,127
Derivatives (*1)		14,067	32,941

Subtotal	~~W~~	136,621	123,095

Fair value hedging derivatives
Derivatives (*2)	~~W~~	269	—

Financial assets at amortized cost
Deposits	~~W~~	8,224	17,022
Long-term loans		12,721	33,509

Subtotal	~~W~~	20,945	50,531

Other financial assets
Lease receivables	~~W~~	5,021	—

Total	~~W~~	162,856	173,626

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

7.	Inventories

Inventories as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Finished goods	~~W~~	1,281,750	750,775
Work-in-process		1,325,967	1,145,606
Raw materials		571,241	457,356
Supplies		159,197	173,991

Total	~~W~~	3,338,155	2,527,728

For the nine-month periods ended September 30, 2024 and 2023, the amount of inventories recognized as cost of sales and loss on valuation of inventories are as follows:

(In millions of won)	2024		2023
Cost of sales	~~W~~	17,107,783	14,453,640
Inventories recognized as cost of sales		17,088,471	14,443,989
Loss on valuation of inventories		19,312	9,651

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.	Investments in Associates

Details of investment in associates as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won) Associates	Location	Closing	Date of incorporation	Business	September 30, 2024			December 31, 2023
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December	January 2005	Production of glass for display	40%	~~W~~	28,213	40%	~~W~~	24,200
WooRee E&L Co., Ltd. (*1)	Ansan, South Korea	December	June 2008	Production of LED back light unit packages	—		—	13%		7,106
YAS Co., Ltd. (*1)	Paju, South Korea	December	April 2002	Development and production of deposition equipment for OLEDs	—		—	16%		28,564
AVATEC Co., Ltd. (*1)	Daegu, South Korea	December	August 2000	Processing and sales of glass for display	—		—	14%		20,871
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March	June 2008	Development and production of tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December	March 2003	Development organic light emitting materials for displays and lighting devices	10%		—	10%		—
Material Science Co., Ltd. (*2)	Seoul, South Korea	December	January 2014	Development, production, and sales of materials for display	14%		2,902	16%		3,588

Total						~~W~~	31,115		~~W~~	84,329

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.	Investments in Associates, Continued

(*1)

For the nine-month period ended September 30, 2024, due to loss of significant influence, it has been reclassified from Investments in associates to financial assets at fair value through profit or loss.

(*2)	For the nine-month period ended September 30, 2024, due to the investee’s disposal of treasury shares, the Parent Company’s percentage of ownership decreased from 16% to 14%.

Although the Parent Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Parent Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividend income recognized from associates for the nine-month periods ended September 30, 2024 amounted to ~~W~~200 million (dividend income recognized from associates for the nine-month periods ended September 30, 2023: ~~W~~15,200 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Book value as of January 1	~~W~~	20,200,332	20,946,933
Acquisitions		1,232,567	2,892,799
Depreciation		(3,324,357)	(2,639,160)
Disposals		(246,279)	(417,315)
Impairment loss (*)		(73,036)	(58,285)
Others		(991)	(10,335)
Effect of changes in exchange rates		249,379	245,064
Government grants received		(2,307)	(6,381)
Reclassified as held for sale		(567,015)	—

Book value as of September 30	~~W~~	17,468,293	20,953,320

(*)	Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(b)

For the nine-month periods ended September 30, 2024, the capitalized borrowing costs and the annualized capitalization rates were ~~W~~35,917 million and 5.35%(the capitalized borrowing costs and the annualized capitalization rates for the nine-month periods ended September 30, 2023: ~~W~~216,481 million and 5.11%).

10.	Intangible Assets

Changes in intangible assets for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Book value as of January 1	~~W~~	1,773,955	1,752,957
Acquisitions		83,712	121,902
Acquisitions by internal development		473,190	393,176
Depreciation		(622,240)	(492,318)
Disposals		(6,575)	(3,999)
Impairment loss (*)		(69,457)	(50,659)
Others		838	326
Effect of changes in exchange rates		19,115	13,943
Reclassified as held for sale		(733)	—

Book value as of September 30	~~W~~	1,651,805	1,735,328

(*)	Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of intangible assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

11.	Investment Property

(a)	Changes in investment properties for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
At January 1	~~W~~	32,995	28,269
Transfer from property, plant and equipment		—	9,928
Depreciation		(3,812)	(3,690)
Others		—	(228)

At September 30	~~W~~	29,183	34,279

(b)

For the nine-month period ended September 30, 2024, rental income from investment property is ~~W~~6,457 million (rental income from investment property for the nine-month period ended September 30, 2023: ~~W~~3,704 million) and rental cost is ~~W~~3,812 million (rental cost for the nine-month period ended September 30, 2023: ~~W~~3,690 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

12.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Current
Short-term borrowings	~~W~~	1,187,213	1,875,635
Current portion of long-term borrowings		4,461,746	2,934,693
Current portion of bonds		611,620	369,716
Derivatives (*1)		30,101	26,193
Fair value hedging derivatives (*2)		—	7,392
Lease liabilities		36,741	48,666

Total	~~W~~	6,327,421	5,262,295

Non-current
Long-term borrowings	~~W~~	8,045,921	10,230,658
Bonds		510,809	1,118,427
Derivatives (*1)		42,469	37,333
Fair value hedging derivatives (*2)		1,905	28,660
Lease liabilities		26,603	24,698

Total	~~W~~	8,627,707	11,439,776

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

(b)	Details of short-term borrowings as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won) Lender	Description	Annual interest rate as of September 30, 2024 (%)	September 30, 2024		December 31, 2023
Standard Chartered Bank Korea Limited and others	Working capital and others	3.50 ~ 6.73	~~W~~	1,187,213	1,875,635

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

12.	Financial Liabilities, Continued

(c)	Details of Korean won denominated long-term borrowings as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won) Lender	Description	Maturity	Annual interest rate as of September 30, 2024 (%)	September 30, 2024		December 31, 2023
LG Electronics Inc.	Operating capital	March 2026	6.06	~~W~~	1,000,000	1,000,000
Korea Development Bank and others	Facility capital and others	November 2024 ~ March 2030	2.41 ~ 6.18		4,090,168	3,490,967
Less: current portion of long-term borrowings					(2,046,000)	(776,000)

Total				~~W~~	3,044,168	3,714,967

(d)	Details of foreign currency denominated long-term borrowings as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won, USD and CNY) Lender	Description	Maturity	Annual interest rate as of September 30, 2024 (%)	September 30, 2024		December 31, 2023
KEB Hana Bank and others	Facility capital and others	November 2024 ~ July 2029	2.46 ~ 7.69	~~W~~	7,417,499		8,674,384
Foreign currency equivalent of foreign currency borrowings				USD CNY	2,587 21,210	USD CNY	3,222 24,991
Less: current portion of long-term borrowings					(2,415,746)		(2,158,693)

Total				~~W~~	5,001,753		6,515,691

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of September 30, 2024 (%)	September 30, 2024		December 31, 2023
Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	February 2025 ~ February 2027	2.79 ~ 3.66	~~W~~	655,000		1,025,000
Privately issued bonds	January 2025 ~ January 2026	7.20 ~ 7.25		337,000		337,000
Less: discount on bonds				(1,048)		(2,120)
Less: current portion				(611,620)		(369,716)

Subtotal			~~W~~	379,332		990,164

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	7.16	~~W~~	131,960		128,940
Foreign currency equivalent of foreign currency denominated bonds			USD	100	USD	100
Less: discount on bonds				(483)		(677)

Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds			USD	(0)	USD	(1)

Subtotal			~~W~~	131,477		128,263

Total			~~W~~	510,809		1,118,427

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

13.	Post-employment Benefits

The Parent Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Parent Company or certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,436,628	1,491,146
Fair value of plan assets		(1,686,109)	(1,897,025)

Total	~~W~~	(249,481)	(405,879)

Defined benefit liabilities, net	~~W~~	1,260	1,559
Defined benefit assets, net	~~W~~	(250,741)	(407,438)

(b)	Plan assets as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Time deposits in banks	~~W~~	1,686,109	1,897,025

As of September 30, 2024, the Group maintains the plan assets primarily with Shinhan Bank , KEB Hana Bank and others.

(c)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Current service cost	~~W~~	37,196	43,464	114,421	130,417
Net interest cost		(4,713)	(5,985)	(14,140)	(17,957)

Total	~~W~~	32,483	37,479	100,281	112,460

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Remeasurements of net defined benefit liabilities	~~W~~	(62,648)	60	(68,187)	(952)
Tax effect		14,359	(14)	15,629	215

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(48,289)	46	(52,558)	(737)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

14.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	Litigation		Warranties (*)	Others	Total
At January 1, 2024	~~W~~	1,806	173,795	5,880	181,481
Additions (reversal)		136	74,047	(235)	73,948
Usage		—	(99,882)	—	(99,882)

At September 30, 2024	~~W~~	1,942	147,960	5,645	155,547

Current	~~W~~	1,942	89,896	5,645	97,483
Non-current	~~W~~	—	58,064	—	58,064

(*)

The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(In millions of won)	Litigation		Warranties (*)	Others	Total
At January 1, 2023	~~W~~	1,680	249,368	8,431	259,479
Additions (reversal)		118	72,277	(3,122)	69,273
Usage		—	(136,617)	—	(136,617)

At September 30, 2023	~~W~~	1,798	185,028	5,309	192,135

Current	~~W~~	1,798	119,517	5,309	126,624
Non-current	~~W~~	—	65,511	—	65,511

(*)

The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

The Group and other LCD panel manufacturers have been sued by individual claimants on allegations of violating EU competition laws. While the Group continues its vigorous defense of the various pending proceedings described above, as of September 30, 2024, the Group cannot predict the final outcomes of the lawsuits that have been filed.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Parent Company has discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiary, up to USD 1,000 million (~~W~~1,319,600 million). As of September 30, 2024, there is no discounted accounts receivable that are not past due in connection with these agreements. In relation to the above agreements, the financial institutions have the recourse for account receivables that are past due.

The Parent Company has assignment agreements with Standard Chartered Bank and other banks for accounts receivable related to domestic and export sales transactions, up to ~~W~~4,024,780 million. As of September 30, 2024, the amount of the sold accounts receivable that are not past due in connection with these agreements is ~~W~~1,708,639 million. In relation to the above agreements, the financial institutions do not have the recourse for account receivables that are past due.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

The Group has entered into agreements with a financial institutions to open letter of credit (L/C), etc., and as of September 30, 2024, the credit limits for each agreement are as follows:

(In millions of won and USD)	Contractual amount	KRW equivalent
KEB Hana Bank	USD 413	~~W~~	544,335
Industrial Bank of Korea	USD 419		552,583
Industrial and Commercial Bank of China	USD 200		263,920
KB Kookmin Bank	USD 625		824,750
MUFG Bank	USD 100		131,960
Sumitomo Mitsui Banking Corporation	USD 200		263,920
The Export–Import Bank of Korea	USD 94		123,713

Total	USD 2,051		2,705,181

Payment guarantees

The Parent Company obtained payment guarantees amounting of USD 1,050 million (~~W~~1,385,580 million) from KB Kookmin Bank and other banks for advances received related to the long-term supply agreements.

LG Display (China) Co., Ltd. and other subsidiaries have entered into agreements with China Construction Bank Corporation and other banks to receive guarantees up to CNY 930 million (~~W~~175,528 million), JPY 900 million (~~W~~8,321 million), VND 76,157 million (~~W~~4,082 million), and USD 0.2 million (~~W~~250 million) for the payment of consumption tax, import value-added tax, customs duties, and electricity charges.

Patent and License agreements

As of September 30, 2024, the Group has patent license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreements with Universal Display Corporation and others in relation to its OLED business. Also, as of September 30, 2024, the Group has a trademark license agreement with LG Corp. and other license agreements with other companies for patents, trademarks and other intellectual property rights.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

15.	Contingent Liabilities and Commitments, Continued

Long-term Supply Agreement

As of September 30, 2024, in connection with long-term supply agreements with customers, the Parent Company recognized advances received of USD 900 million (~~W~~1,187,640 million). The advances received will be used to offset against accounts receivable arising from future product sales after a certain period of time from the date of receipt. In relation to this, the Parent Company received payment guarantees of USD 1,050 million (~~W~~1,385,580 million) from KB Kookmin Bank and other banks (see note 15(b) payment guarantees).

Collateral

The details of collateral provided by the Group are as follows:

(In millions of won and CNY) Collateral	Carrying amount	Maximum bond amount	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	~~W~~ 454,995	1,200,000	LG Electronics Inc.	1,000,000
Property, plant and equipment and others	70,796	326,400	Korea Development Bank and others	136,000
Property, plant and equipment and others (*)	241,435	780,000	Korea Development Bank and others	650,000
Property, plant and equipment and others	711,756	—	China Construction Bank Corporation and others	CNY 7,830

(*)

The carrying amount of collateral asset, amounting to ~~W~~241,435 million, includes collateral asset of ~~W~~70,796 million for collateral borrowings of ~~W~~136,000 million from Korea Development Bank and other banks.

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of September 30, 2024 is ~~W~~563,344 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

16.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share premium

The total number of shares to be issued by the Parent Company is 500,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2023: 357,815,700 shares), and the par value per share is ~~W~~5,000.

The Parent Company conducted a paid-in capital increase based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the share capital increased by ~~W~~710,921 million to ~~W~~2,500,000 million.

Classification	Description
Purpose	Facility capital, operating capital and debt repayment
Type of shares issued	Common stock
Number of shares issued	142,184,300 shares
The amount per shares	~~W~~9,090

Capital surplus as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Share premium	~~W~~	2,821,006	2,251,113
Other capital surplus		(61,512)	—

Total	~~W~~	2,759,494	2,251,113

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

16.	Share Capital, Share Premium and Reserves, Continued

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of overseas subsidiaries and others.

Other comprehensive loss from associates

The other comprehensive loss from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Foreign currency translation differences for overseas subsidiaries and others	~~W~~	770,065	548,792
Other comprehensive loss from associates		(29,483)	(32,816)

Total	~~W~~	740,582	515,976

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

17.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Sales of goods	~~W~~	6,773,608	4,759,962	18,682,153	13,880,497
Royalties		23,419	3,388	37,671	12,743
Others		24,274	21,937	62,651	41,674

Total	~~W~~	6,821,301	4,785,287	18,782,475	13,934,914

18.	Information about geographical areas and products

Details of information of geographical areas and products for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

(a)	Revenue by geography (Customer based)

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
Region	2024		2023	2024	2023
Domestic	~~W~~	221,480	156,143	740,213	452,441
Foreign
China		4,642,375	3,196,439	12,699,104	9,097,005
Asia (excluding China)		775,707	551,101	2,361,394	1,782,865
North America		633,441	558,485	1,662,311	1,554,495
Europe		548,298	323,119	1,319,453	1,048,108

Subtotal	~~W~~	6,599,821	4,629,144	18,042,262	13,482,473

Total	~~W~~	6,821,301	4,785,287	18,782,475	13,934,914

Revenue to customer A and customer B amount to ~~W~~9,805,943 million and ~~W~~2,607,910 million, respectively, for the nine-month period ended September 30, 2024 (the nine-month period ended September 30, 2023: ~~W~~6,587,044 million and ~~W~~2,451,390 million, respectively). The Group’s top ten customers together accounted for 89% of revenue for the nine-month period ended September 30, 2024 (the nine-month period ended September 30, 2023: 86%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

18.	Information about geographical areas and products, Continued

(b)	Non-current assets by geography

(In millions of won)	September 30, 2024				December 31, 2023
Region	Property, plant and equipment		Intangible assets	Investment Property	Property, plant and equipment	Intangible assets	Investment Property
Domestic	~~W~~	12,239,085	1,580,664	29,183	13,583,136	1,683,116	32,995
Foreign
China		2,229,125	20,030	—	3,358,395	32,009	—
Vietnam		2,989,931	36,868	—	3,244,729	31,472	—
Others		10,152	14,243	—	14,072	27,358	—

Subtotal	~~W~~	5,229,208	71,141	—	6,617,196	90,839	—

Total	~~W~~	17,468,293	1,651,805	29,183	20,200,332	1,773,955	32,995

(c)	Revenue by products and services

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
TV	~~W~~	1,552,952	1,086,004	4,264,506	3,014,923
IT		2,188,798	1,933,117	7,247,709	5,601,724
Mobile and others (*)		2,533,968	1,301,145	5,616,829	3,854,496
AUTO		545,583	465,021	1,653,431	1,463,771

Total	~~W~~	6,821,301	4,785,287	18,782,475	13,934,914

(*)	This includes royalties and other revenue.

For the nine-month periods ended September 30, 2024, the proportion of revenue from OLED products to total revenue disclosed above was 53%(for the nine-month periods ended September 30, 2023 : 43%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

19.	The Nature of Expenses

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Changes in inventories	~~W~~	(256,362)	(666,959)	(810,426)	(475,624)
Purchases of raw materials and others		3,449,422	2,921,472	9,504,445	7,729,983
Depreciation and amortization		1,242,583	1,044,317	3,902,268	3,073,707
Outsourcing		302,200	262,736	857,631	672,963
Labor		1,018,609	848,774	2,787,038	2,572,509
Supplies and others		246,520	242,496	693,844	678,554
Utility		373,824	312,073	1,034,159	875,485
Fees and commissions		192,585	161,184	535,879	504,613
Shipping		53,125	30,595	128,206	89,903
Advertising		17,196	17,741	47,961	53,145
Warranty		32,302	19,700	74,047	72,277
Travel		12,464	18,425	40,448	47,770
Taxes and dues		33,438	32,632	104,182	97,105
Others		239,963	269,144	760,873	794,723

Total	~~W~~	6,957,869	5,514,330	19,660,555	16,787,113

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Salaries	~~W~~	248,327	87,148	427,627	273,171
Expenses related to defined benefit plans		5,437	6,051	17,149	18,615
Other employee benefits		20,516	20,461	63,419	64,549
Shipping		39,941	22,455	87,980	64,730
Fees and commissions		62,989	63,392	180,104	186,892
Depreciation and amortization		66,761	65,157	204,964	199,597
Taxes and dues		14,713	17,671	48,055	50,656
Advertising		17,196	17,741	47,961	53,145
Warranty		32,302	19,700	74,047	72,277
Insurance		3,532	3,378	10,610	10,267
Travel		2,809	4,750	9,859	13,845
Training		1,853	2,138	8,042	8,099
Others		19,885	23,235	67,415	68,345

Total	~~W~~	536,261	353,277	1,247,232	1,084,188

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Foreign currency gain	~~W~~	372,731	222,295	1,113,096	1,026,369
Gain on disposal of property, plant and equipment		3,453	4,948	47,652	28,746
Reversal of impairment loss on property, plant and equipment		617	—	4,314	7
Gain on disposal of intangible assets		—	1,520	25	1,989
Reversal of impairment loss on intangible assets		—	120	14	242
Rental income		571	462	1,552	1,707
Others		4,911	8,374	19,193	11,993

Total	~~W~~	382,283	237,719	1,185,846	1,071,053

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Foreign currency loss	~~W~~	290,234	354,390	1,331,933	1,284,342
Loss on disposal of property, plant and equipment		19,112	22,731	59,610	77,428
Impairment loss on property, plant and equipment		1,122	2,861	77,350	58,293
Loss on disposal of intangible assets		38	—	388	55
Impairment loss on intangible assets		19,475	29,098	69,471	50,900
Others		16,222	12,273	27,557	23,615

Total	~~W~~	346,203	421,353	1,566,309	1,494,633

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Finance income
Interest income	~~W~~	24,542	36,096	69,021	102,651
Foreign currency gain		175,622	56,337	262,514	481,602
Gain on transaction of derivatives		46,763	42,743	229,982	127,833
Gain on valuation of derivatives		(63,715)	48,053	1,326	295,896
Others		—	—	—	48

Total	~~W~~	183,212	183,229	562,843	1,008,030

Finance costs
Interest expense	~~W~~	233,520	199,340	689,957	508,630
Foreign currency loss		1,048	134,202	345,888	551,793
Loss on sale of trade accounts and notes receivable		5,673	10,167	22,572	24,671
Loss on valuation of derivatives		104,164	—	106,246	201,401
Loss on valuation of financial assets at fair value through profit or loss		—	—	—	10,372
Others		2,532	2,471	7,522	5,374

Total	~~W~~	346,937	346,180	1,172,185	1,302,241

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

23.	Income Tax Benefit (Expense)

(a)	Details of income tax benefit (expense) for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Current tax benefit (expense)	~~W~~	32,887	5,211	(59,509)	(217,224)
Deferred tax benefit (expense)		(163,783)	225,852	118,516	948,386

Income tax benefit (expense)	~~W~~	(130,896)	231,063	59,007	731,162

(b)	Deferred tax assets and liabilities

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced when sufficient estimated future taxable income of the Group is not probable to realize part or all of that deferred tax assets. The Group’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of September 30, 2024 and December 31, 2023 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	September 30, 2024		December, 31, 2023	September 30, 2024	December, 31, 2023	September 30, 2024	December, 31, 2023
Other accounts receivable, net	~~W~~	—	—	(83)	(61)	(83)	(61)
Inventories, net		67,127	51,728	—	—	67,127	51,728
Defined benefits assets, etc		431	—	(57,374)	(89,753)	(56,943)	(89,753)
Subsidiaries and associates		89,817	89,033	(154,367)	(178,682)	(64,550)	(89,649)
Accrued expenses		97,250	97,867	(3)	—	97,247	97,867
Property, plant and equipment		582,901	609,345	(706)	(43,282)	582,195	566,063
Intangible assets		32,443	13,314	(534)	(2,069)	31,909	11,245
Provisions		33,891	39,586	—	—	33,891	39,586
Other temporary differences		44,494	70,182	(7,877)	(11,451)	36,617	58,731
Tax losses carryforwards		2,796,905	2,766,820	—	—	2,796,905	2,766,820
Tax credit carryforwards		153,555	148,215	—	—	153,555	148,215

Deferred tax assets (liabilities)	~~W~~	3,898,814	3,886,090	(220,944)	(325,298)	3,677,870	3,560,792

(c)	Global Minimum Tax

Under Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between the GloBE effective tax rate per jurisdiction and the 15% minimum rate. The Group has assessed its impact of the Pillar Two legislation on its financial statements. As a result of the assessment, the Group has no current tax expenses related to Pillar Two legislation for the nine-month period ended September 30, 2024.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Loss Per Share

(a)	Basic loss per share for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In won and number of shares)	2024		2023	2024	2023
Loss for the period	~~W~~	(355,159,361,649)	(720,025,816,567)	(1,644,843,015,057)	(2,791,928,210,926)
Weighted-average number of common shares outstanding		500,000,000	380,884,673	461,599,861	380,884,673

Basic loss per share	~~W~~	(710)	(1,890)	(3,563)	(7,330)

Due to paid-in capital increase during the three-month period ended March 31, 2024, the number of outstanding shares has increased. The weighted-average number of common shares outstanding for previous period has been adjusted considering a bonus element in a rights issue to existing shareholders during the three-month period ended March 31, 2024.

(b)	Diluted loss per share

The Group has no potential dilutive ordinary shares, and accordingly, basic loss per share is identical to diluted loss per share.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risk. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Parent Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

i) Exposure to currency risk

The Group’s exposure to primarily foreign currency risk based on notional amounts as of September 30, 2024 and December 31, 2023 is as follows:

	Net exposure
(In millions)	September 30, 2024	December 31, 2023
USD	(2,017)	(859)
JPY	(16,661)	(23,398)
CNY	(28,653)	(19,043)
VND	(1,153,025)	(1,796,335)

Net exposure is the difference between foreign currency assets and liabilities and it includes derivatives assets and liabilities from cross currency interest rate swap contracts and forward exchange contracts.

Cross currency interest rate swap contracts, USD 700 million (2023: USD 500 million) and CNY 726 million (2023: CNY 345 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 1,030 million (2023: USD 1,430 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Forward exchange contracts, USD 900 million (2023: USD 1,200 million) were entered into to manage currency risk with respect to advances received in foreign currency.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

i) Exposure to currency risk, Continued

Average exchange rates applied for the nine-month periods ended September 30, 2024 and 2023 and the exchange rates at September 30, 2024 and December 31, 2023 are as follows:

	Average rate			Reporting date spot rate
(In won)	2024		2023	September 30, 2024	December 31, 2023
USD	~~W~~	1,352.41	1,300.93	1,319.60	1,289.40
JPY		8.96	9.44	9.25	9.13
CNY		187.55	184.86	188.74	180.84
VND		0.0541	0.0550	0.0536	0.0532

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of September 30, 2024 and December 31, 2023, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	September 30, 2024			December 31, 2023
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(130,861)	(7,462)	(68,615)	44,361
JPY (5 percent weakening)		(5,916)	(6,007)	(8,160)	(8,480)
CNY (5 percent weakening)		(270,395)	(3)	(172,198)	(2)
VND (5 percent weakening)		(2,382)	(2,382)	(3,683)	(3,683)

A stronger won against the above currencies as of September 30, 2024 and December 31, 2023 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii) Fair value hedging derivatives

In relation to advances received that are denominated in foreign currency, the Parent Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes. As of September 30, 2024, there is no ineffective portion of the gain or loss on valuation of derivatives to which change of fair value hedging accounting has been applied and gain on valuation amounting to ~~W~~44,686 million, respectively, (contracted buying amount: USD 900 million, contracted exchange rate: ~~W~~1,289.11 ~ 1,310.08) are recognized in profit or loss.

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,030 million (~~W~~1,359,188 million) and interest rate swap contracts amounting to ~~W~~925,000 million in notional amount to manage interest rate risk with respect to variable interest bearing borrowings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of September 30, 2024 and December 31, 2023 is as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Fixed rate instruments
Financial assets	~~W~~	1,787,749	3,163,490
Financial liabilities		(5,115,483)	(6,333,238)

Total	~~W~~	(3,327,734)	(3,169,748)

Variable rate instruments
Financial liabilities	~~W~~	(9,701,826)	(10,195,891)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2024 and December 31, 2023, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2024
Variable rate instruments (*)	~~W~~	(74,782)	74,782	(74,782)	74,782
December 31, 2023
Variable rate instruments (*)	~~W~~	(78,590)	78,590	(78,590)	78,590

(*)	Financial instruments related to non-hedging interest rate swap are included in the calculation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Financial assets at amortized cost
Cash equivalents	~~W~~	1,786,649	2,257,519
Deposits in banks		1,111	905,982
Trade accounts and notes receivable, net		3,039,963	3,218,093
Non-trade receivables		132,282	112,739
Accrued income		4,507	14,246
Deposits		16,497	18,378
Loans		42,690	59,884

Subtotal		5,023,699	6,586,841

Other financial assets
Lease receivables	~~W~~	10,887	4,130

Subtotal		10,887	4,130

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	3,157	3,127
Derivatives		73,827	169,703

Subtotal	~~W~~	76,984	172,830

Financial assets effective for fair value hedging
Derivatives	~~W~~	10,540	—

Subtotal		10,540	—

Total	~~W~~	5,122,110	6,763,801

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2024.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,694,880	14,701,524	3,029,934	3,001,374	4,339,302	4,305,273	25,641
Bonds		1,122,429	1,167,806	634,649	6,848	399,024	127,285	—
Trade accounts and notes payable (*)		4,093,230	4,093,230	3,722,885	370,345	—	—	—
Other accounts payable (*)		1,353,974	1,356,373	1,190,258	166,115	—	—	—
Long-term other accounts payable		291,326	335,013	—	—	79,011	172,868	83,134
Security deposits received		156,851	187,523	650	678	3,980	182,215	—
Lease liabilities		63,344	66,070	26,651	11,838	16,134	10,254	1,193

Derivative financial liabilities
Derivatives	~~W~~	72,570	47,376	23,801	3,856	5,403	14,316	—
Cash outflow		—	1,789,882	657,903	164,313	244,181	723,485	—
Cash inflow		—	(1,742,506)	(634,102)	(160,457)	(238,778)	(709,169)	—
Fair value hedging derivatives		1,905	1,905	—	—	1,905	—	—

Total	~~W~~	20,850,509	21,956,820	8,628,828	3,561,054	4,844,759	4,812,211	109,968

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(*)

As of September 30, 2024, it includes ~~W~~923,483 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Group presented the payable to credit card companies as trade account notes payables and other accounts payable and disclosed related cash flows as operating and investing activities since the Group is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2023.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	15,040,986	16,309,036	3,534,173	1,900,982	6,231,118	4,397,095	245,668
Bonds		1,488,143	1,597,741	111,169	319,011	642,996	524,565	—
Trade accounts and notes payable		4,175,064	4,175,064	3,969,497	205,567	—	—	—
Other accounts payable (*)		2,918,903	2,921,719	2,688,979	232,740	—	—	—
Long-term other accounts payable		357,907	413,255	—	—	129,587	175,358	108,310
Security deposits received		153,370	190,329	3,120	4,597	1,047	181,565	—
Lease liabilities		73,364	77,246	29,980	21,335	11,848	11,461	2,622

Derivative financial liabilities
Derivatives	~~W~~	63,526	45,705	18,781	3,988	12,474	10,462	—
Cash outflow		—	1,385,858	657,325	47,527	510,676	170,330	—
Cash inflow		—	(1,340,153)	(638,544)	(43,539)	(498,202)	(159,868)	—
Fair value hedging derivatives		36,052	36,052	1,514	5,878	20,282	8,378	—

Total	~~W~~	24,307,315	25,766,147	10,357,213	2,694,098	7,049,352	5,308,884	356,600

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(*)

As of December 31, 2023, it includes ~~W~~1,092,180 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating and investing activities since the Group is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2024		December 31, 2023
Total liabilities	~~W~~	24,806,249	26,988,754
Total equity		8,343,428	8,770,544
Cash and deposits in banks (*1)		1,787,749	3,163,493
Borrowings (including bonds)		14,817,309	16,529,129
Total liabilities to equity ratio		297%	308%
Net borrowings to equity ratio (*2)		156%	152%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024			December 31, 2023
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	1,786,649	(*1)	2,257,522	(*1)
Deposits in banks		1,111	(*1)	905,982	(*1)
Trade accounts and notes receivable		3,039,963	(*1)	3,218,093	(*1)
Non-trade receivables		132,282	(*1)	112,739	(*1)
Accrued income		4,507	(*1)	14,246	(*1)
Deposits		16,497	(*1)	18,378	(*1)
Loans		42,690	(*1)	59,884	(*1)
Other financial assets
Lease receivables	~~W~~	10,887	(*1)	4,130	(*1)
Financial assets at fair value through profit or loss
Equity securities	~~W~~	119,397	119,397	87,027	87,027
Convertible securities		3,157	3,157	3,127	3,127
Derivatives		73,827	73,827	169,703	169,703
Financial assets effective for fair value hedging
Derivatives	~~W~~	10,540	10,540	—	—
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	72,570	72,570	63,526	63,526
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	1,905	1,905	36,052	36,052
Financial liabilities at amortized cost
Borrowings	~~W~~	13,694,880	13,767,524	15,040,986	15,101,258
Bonds		1,122,429	1,128,194	1,488,143	1,479,725
Trade accounts and notes payable		4,093,230	(*1)	4,175,064	(*1)
Other accounts payable		1,645,300	(*1)	3,276,810	(*1)
Security deposits received		156,851	(*1)	153,370	(*1)
Other financial liabilities
Lease liabilities	~~W~~	63,344	(*2)	73,364	(*2)

(*1)	Excluded from disclosures as the carrying amount approximates fair value.
(*2)	Excluded from the fair value disclosures in accordance with Korean IFRS 1107 ‘Financial Instruments: Disclosures’.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

ii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024
Classification	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity securities	~~W~~	25,931	—	93,466	119,397
Convertible securities		—	—	3,157	3,157
Derivatives		—	73,827	—	73,827
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	10,540	—	10,540
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	72,570	—	72,570
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	1,905	—	1,905

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

(In millions of won)	December 31, 2023
Classification	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	—	87,027	87,027
Convertible securities		—	—	3,127	3,127
Derivatives		—	169,703	—	169,703
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	63,526	—	63,526
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	36,052	—	36,052

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value that are classified as Level 2 and Level 3 within the fair value hierarchy as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024			December 31, 2023		Valuation technique	Input
Classification	Level 2		Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	93,466	—	87,027	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	3,157	—	3,127	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		73,827	—	169,703	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	10,540	—	—	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	72,570	—	63,526	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	1,905	—	36,052	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation techniques and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	13,767,524	Discounted cash flow	Discount rate
Bonds		—	—	1,128,194	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	15,101,258	Discounted cash flow	Discount rate
Bonds		—	—	1,479,725	Discounted cash flow	Discount rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Financial Risk Management, Continued

iv)	The interest rates applied for determination of the above fair value as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024	December 31, 2023
Borrowings, bonds and others	3.83%~4.13%	4.60%~5.02%

v)	The changes in financial assets classified as Level 3 of fair value measurements for the nine-month periods ended September 30, 2024 and 2023 is as follows:

(In millions of won)
Classification	January 1, 2024		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	September 30, 2024
Equity securities	~~W~~	87,027	4,792	(128)	—	1,775	93,466
Convertible securities		3,127	—	—	—	30	3,157

(In millions of won)
Classification	January 1, 2023		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	September 30, 2023
Equity securities	~~W~~	96,064	2,476	(498)	(10,372)	5,197	92,867
Convertible securities		1,797	1,329	—	—	16	3,142

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Cash Flow Information

(a)	Cash flows generated from operations for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Loss for the period	~~W~~	(1,570,182)	(2,627,268)

Adjustments for:
Income tax benefit (Note 23)		(59,007)	(731,162)
Depreciation and amortization (Note 19)		3,902,268	3,073,707
Gain on foreign currency translation		(362,452)	(197,565)
Loss on foreign currency translation		318,513	319,404
Expenses related to defined benefit plans (Note 13)		100,281	112,460
Gain on disposal of property, plant and equipment		(47,652)	(28,746)
Loss on disposal of property, plant and equipment		59,610	77,428
Impairment loss on property, plant and equipment		77,350	58,293
Reversal of impairment loss on property, plant and equipment		(4,314)	(7)
Gain on disposal of intangible assets		(25)	(1,989)
Loss on disposal of intangible assets		388	55
Impairment loss on intangible assets		69,471	50,900
Reversal of impairment loss on intangible assets		(14)	(242)
Expense on increase of provision		74,047	72,277
Finance income		(417,777)	(538,194)
Finance costs		959,436	924,409
Equity in loss (income) of equity method accounted investees, net		(4,320)	(1,269)
Others		(14,461)	(6,996)

Changes in:
Trade accounts and notes receivable		(434,094)	182,104
Other accounts receivable		(37,958)	82,057
Inventories		(857,419)	(449,605)
Other current assets		(68,530)	13,164
Other non-current assets		(1,244)	(2,946)
Trade accounts and notes payable		989,511	446,224
Other accounts payable		(798,861)	(157,115)
Accrued expenses		58,737	3,201
Provisions		(100,117)	(139,738)
Advances received		(5,682)	(24,103)
Proceeds from settlement of derivatives		21,800	—
Other current liabilities		(8,974)	(22,450)
Defined benefit liabilities, net		(12,080)	(32,450)
Long-term advances received		—	1,580,222
Other non-current liabilities		2,689	28,674

Cash generated from operations	~~W~~	1,828,938	2,062,734

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Cash Flow Information, Continued

(b)	Changes in liabilities arising from financing activities for the nine-month periods ended September 30, 2024 and 2023 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2024		Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Classification of liabilities held for sale	Others	September 30, 2024
Short-term borrowings	~~W~~	1,875,635	(724,672)	36,250	—	—	—	1,187,213
Long-term borrowings		13,165,351	(3,568)	332,618	3,208	(995,510)	5,568	12,507,667
Bonds		1,488,143	(370,000)	3,009	1,277	—	—	1,122,429
Lease liabilities		73,364	(53,583)	21,414	—	(5,523)	27,672	63,344
Dividend payable		7,302	(136,519)	—	—	—	129,217	—

Total	~~W~~	16,609,795	(1,288,342)	393,291	4,485	(1,001,033)	162,457	14,880,653

				Non-cash transactions
(In millions of won)	January 1, 2023		Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	September 30, 2023
Short-term borrowings	~~W~~	2,578,552	(60,760)	58,248	—	—	2,576,040
Long-term borrowings		10,964,112	2,127,305	317,640	2,508	6,561	13,418,126
Bonds		1,448,746	35,276	7,748	1,276	167	1,493,213
Lease liabilities		72,788	(56,659)	2,961	—	49,907	68,997
Dividend payable		—	(34,098)	—	—	34,098	—

Total	~~W~~	15,064,198	2,011,064	386,597	3,784	90,733	17,556,376

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2024 are as follows:

Classification	Description
Associates (*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Parent Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Parent Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

(b)	Major transactions with related parties for the nine-month periods ended September 30, 2024 and 2023 are as follows:

	2024
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Associates
AVATEC Co., Ltd.(*)	~~W~~	—	200	52,983	—	2,947
Paju Electric Glass Co., Ltd.		—	—	176,641	—	6,093
WooRee E&L Co., Ltd.(*)		—	—	5,045	—	32
YAS Co., Ltd.(*)		—	—	5,266	3,793	3,785
Material Science Co., Ltd.		—	—	—	—	888

Subtotal	~~W~~	—	200	239,935	3,793	13,745

Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	260,558	—	14,565	160,237	124,353
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	46,695	—	—	—	208
LG Electronics Vietnam Haiphong Co., Ltd.		214,830	—	—	84	4,825
LG Electronics Nanjing New Technology Co., Ltd.		289,925	—	—	—	560

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

	2024
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
LG Electronics do Brasil Ltda.	~~W~~	17,739	—	—	—	217
LG Innotek Co., Ltd.		8,371	—	15,219	—	53,011
LG Electronics Mlawa Sp. z o.o.		636,686	—	—	—	743
LG Electronics Reynosa S.A. DE C.V.		678,569	—	—	—	543
LG Electronics Egypt S.A.E		14,232	—	—	—	23
LG Electronics Japan, Inc.		—	—	—	—	4,618
LG Electronics RUS, LLC		—	—	—	—	4,005
P.T. LG Electronics Indonesia		360,616	—	—	—	802
HI-M Solutek Co., Ltd		—	—	—	—	5,426
Others		98	—	155	42	3,105

Subtotal	~~W~~	2,267,761	—	15,374	126	78,086

Total	~~W~~	2,528,319	200	269,874	164,156	216,184

(*)

For the nine-month period ended September 30, 2024, WooRee E&L Co., Ltd., AVATEC Co., Ltd. and YAS Co., Ltd. were excluded from related parties and others due to loss of significant influence and transaction amount is the amount prior to exclusion.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

	2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Associates
AVATEC Co., Ltd.	~~W~~	—	—	30,676	—	6,644
Paju Electric Glass Co., Ltd.		—	15,200	122,537	—	2,739
WooRee E&L Co., Ltd.		—	—	1,155	—	10
YAS Co., Ltd.		—	—	6,462	10,351	4,209
Material Science Co., Ltd.		—	—	—	—	72

Subtotal	~~W~~	—	15,200	160,830	10,351	13,674

Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	168,939	—	14,417	267,719	133,862
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	42,703	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		334,522	—	—	5,368	575
LG Electronics Nanjing New Technology Co., Ltd.		262,532	—	—	—	344

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

	2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
LG Electronics do Brasil Ltda.	~~W~~	22,625	—	—	—	92
LG Innotek Co., Ltd.		5,986	—	10,333	—	77,164
LG Electronics Mlawa Sp. z o.o.		523,404	—	—	—	1,205
LG Electronics Reynosa S.A. DE C.V.		594,690	—	—	—	485
LG Electronics Egypt S.A.E		18,732	—	—	—	63
LG Electronics Japan, Inc.		—	—	—	18	4,565
LG Electronics RUS, LLC		359	—	—	—	2,062
LG Electronics U.S.A., Inc.		—	—	—	—	1,606
P.T. LG Electronics Indonesia		342,184	—	—	—	1,842
LG Technology Ventures LLC		—	—	—	—	2,275
HI-M Solutek Co., Ltd		—	—	9	—	6,825
Others		1,068	—	84	—	1,010

Subtotal	~~W~~	2,148,805	—	10,426	5,386	100,276

Total	~~W~~	2,317,744	15,200	185,673	283,456	247,812

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

(c)	Balances of receivables and payables from transaction with related parties as at September 30, 2024 and December 31, 2023 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2024		December 31, 2023	September 30, 2024	December 31, 2023
Associates
AVATEC Co., Ltd.(*1)	~~W~~	—	—	—	4,775
Paju Electric Glass Co., Ltd.		—	—	63,451	56,136
WooRee E&L Co., Ltd.(*1)		—	695	—	2,219
YAS Co., Ltd.(*1)		—	—	—	12,483
Material Science Co., Ltd.		—	—	—	118

Subtotal	~~W~~	—	695	63,451	75,731

Entity that has significant influence over the Parent Company
LG Electronics Inc.(*2)	~~W~~	154,780	63,284	1,062,114	1,140,260

Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics Vietnam Haiphong Co., Ltd.	~~W~~	28,834	76,952	413	1,403
LG Electronics Nanjing New Technology Co., Ltd.		56,399	38,502	3	27
LG Innotek Co., Ltd.(*3)		1,842	3,002	202,794	216,049
LG Electronics Mlawa Sp. z o.o.		103,178	101,357	24	—
LG Electronics Reynosa, S.A. DE C.V.		149,134	64,208	8	109

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2024		December 31, 2023	September 30, 2024	December 31, 2023
P.T. LG Electronics Indonesia	~~W~~	34,204	46,146	7	108
LG Electronics India Pvt. Ltd.		13,019	2,013	—	35
Others		5,858	6,986	3,370	2,964

Subtotal	~~W~~	392,468	339,166	206,619	220,695

Total	~~W~~	547,248	403,145	1,332,184	1,436,686

(*1)	For the nine-month period ended September 30, 2024, as it was excluded from related parties and others due to loss of significant influence, there are no outstanding receivables or payables.
(*2)	Trades accounts and notes payable and others for LG Electronics Inc. as of September 30, 2024 and December 31, 2023 includes long-term borrowings of ~~W~~1,000,000 million (see Note 12.(c)).
(*3)	Trade accounts and note payable and others for LG Innotek Co., Ltd. as of September 30, 2024 and December 31, 2023 includes deposits received amount ~~W~~180,000 million from lease agreement.

(d)	Significant financial transactions with related parties and others for the nine-month periods ended September 30, 2024 and 2023, is as follows:

i)	For the nine-month period ended September 30, 2024

(In millions of won)
Associates	Collection of loans
WooRee E&L Co., Ltd. (*)	~~W~~	256

(*)	For the nine-month period ended September 30, 2024, it was excluded from related parties and others due to loss of significant influence and transaction amount is the amount prior to exclusion.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

ii)	For the nine-month period ended September 30, 2023

(In millions of won)
Associates	Collection of loans
WooRee E&L Co., Ltd.	~~W~~	73

(In millions of won)
Entity that has significant influence over the Parent Company	Borrowings
LG Electronics Inc.	~~W~~	1,000,000

The group entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

(e)	Large Enterprise Group Transactions

According to the ‘Related Party Disclosures’ under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the nine-month periods ended September 30, 2024 and 2023 and as of September 30, 2024 and December 31, 2023, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

	For the nine-month period ended September 30, 2024			September 30, 2024
(In millions of won)	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	105,300	2,173	—	181
LG Chem Ltd. and its subsidiaries		375	434,432	144	253,003
D&O Corp. and its subsidiaries (*1)		205	64,325	—	84,117
LG Corp. (*2)		—	45,285	7,554	5,765
LG Management Development Institute		—	22,035	2	446
LG CNS Co., Ltd. and its subsidiaries		148	162,270	—	46,250
LG Household & Health Care and its subsidiaries		—	95	—	47
HS AD Inc. and its subsidiaries		—	4,909	—	596
Robostar Co., Ltd.		—	507	—	211

Total	~~W~~	106,028	736,031	7,700	390,616

(*1)

Among the matters related to D&O Corp. (formerly S&I Corporation Co., Ltd.) and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024 and reflected based on the transaction amount for the three-month period ended March 31, 2024.

(*2)

According to the lease agreement signed with LG Corp., the recognized lease liabilities as of September 30, 2024 are ~~W~~2,243 million, and the lease liabilities are not included in the amount of ‘Trade accounts and notes payable and others’ above. The lease repayment for the nine-month period ended September 30, 2024 amounts to ~~W~~8,157 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2023			December 31, 2023
(In millions of won)	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	1,853	—	206
LG Chem Ltd. and its subsidiaries		318	341,779	49	209,113
D&O Corp. and its subsidiaries		1,932	564,330	—	105,757
LG Corp. (*1)		1,891	34,672	16,261	5,575
LG Management Development Institute		—	31,151	—	543
LG CNS Co., Ltd. and its subsidiaries		8	178,433	5	112,881
LG Household & Health Care Ltd. and its subsidiaries		—	109	—	1
HS AD Inc.(formerly, G2R Inc.) and its subsidiaries(*2)		—	11,085	—	5,687
Robostar Co., Ltd.		—	775	—	312

Total	~~W~~	4,149	1,164,187	16,315	440,075

(*1)

According to the lease agreement signed with LG Corp., the recognized lease liabilities as of December 31, 2023 are ~~W~~8,493 million, and the lease liabilities are not included in the amount of ‘Trade accounts and notes payable and others’ above. The lease repayment for the nine-month period ended September 30, 2023 amounts to ~~W~~6,868 million.

(*2)	G2R Inc. changed its name to HS AD Inc. on July 1, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Short-term benefits	~~W~~	1,797	1,715
Expenses related to the defined benefit plan		576	266

Total	~~W~~	2,373	1,981

Key management refers to the registered directors who have significant control and responsibilities over the Parent Company’s operations and business.

(g)	At the end of the reporting period, the Group did not set an allowance for doubtful accounts on the balance of receivables for related parties.

28.	Assets and Liabilities Held for Sale (Disposal Groups)

During the nine-month period ended September 30, 2024, management of the Group decided to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024, and the transaction is expected to be completed within one year. As a result, the assets and liabilities associated with LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets and liabilities held for sale.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2024 and 2023

(With Report on Review of Condensed Interim Financial Statements)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

Report on Review of Condensed Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Reviewed Financial Statements

We have reviewed the accompanying condensed interim financial statements of LG Display Co., Ltd (referred to as the “Company”). These condensed interim financial statements consist of the interim statement of financial position of the Company as at September 30, 2024, and the related interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2024, and interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2024, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

The statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023, and statements of changes in equity and cash flows for the nine-month period ended September 30, 2023, presented herein for comparative purposes, were reviewed by another auditor whose report dated November 13, 2023. Based on their review, nothing has come to their attention that causes them to believe the accompanying condensed financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

The statement of financial position as at December 31, 2023, and the statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by another auditor who expressed an unqualified opinion on those statements on March 7, 2024. The statement of financial position as at December 31, 2023, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2023.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

November 14, 2024

Seoul, Korea

This report is effective as of November 14, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Interim Statements of Financial Position

As of September 30, 2024 and December 31, 2023

(In millions of won)	Note	September 30, 2024 (Unaudited)		December 31, 2023
Assets
Cash and cash equivalents	4, 24	~~W~~	319,116	334,502
Deposits in banks	4, 24		—	20,000
Trade accounts and notes receivable, net	5, 15, 24, 26		4,570,587	3,077,901
Other accounts receivable, net	5, 24		139,128	95,178
Other current financial assets	6, 24		108,181	163,137
Inventories	7		2,287,304	1,780,959
Prepaid income tax			1,860	1,954
Classification of assets held for sale	27		1,016,645	—
Other current assets	5		189,546	116,851

Total current assets			8,632,367	5,590,482
Deposits in banks	4, 24		11	11
Investments	8		3,812,917	4,932,063
Other non-current accounts receivable, net	5, 24		9,913	13,833
Other non-current financial assets	6, 24		59,538	80,793
Property, plant and equipment, net	9		12,239,406	13,584,247
Intangible assets, net	10		1,580,577	1,683,029
Investment property	11		29,183	32,995
Deferred tax assets	22		3,566,869	3,387,504
Defined benefits assets, net	13		250,322	407,212
Other non-current assets			20,350	20,243

Total non-current assets			21,569,086	24,141,930

Total assets		~~W~~	30,201,453	29,732,412

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	10,707,441	8,993,964
Current financial liabilities	12, 24, 25		6,341,495	3,850,822
Other accounts payable	24		1,120,478	2,334,289
Accrued expenses			484,506	461,819
Provisions	14		96,352	115,834
Advances received	15		821,335	608,044
Other current liabilities			56,145	57,487

Total current liabilities			19,627,752	16,422,259
Non-current financial liabilities	12, 24, 25, 26		4,431,157	5,985,874
Non-current provisions	14		58,064	63,805
Long-term advances received	15		395,880	967,050
Other non-current liabilities	24		554,715	611,869

Total non-current liabilities			5,439,816	7,628,598

Total liabilities			25,067,568	24,050,857

Equity
Share capital	16		2,500,000	1,789,079
Share premium	16		2,821,006	2,251,113
Retained earnings (Accumulated deficit)			(187,121)	1,641,363

Total equity			5,133,885	5,681,555

Total liabilities and equity		~~W~~	30,201,453	29,732,412

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Separate Interim Statements of Comprehensive Loss

For the three-month and nine-month periods ended September 30, 2024 and 2023

(In millions of won, except loss per share amounts)	Note	For the three-month period ended September 30		For the nine-month period ended September 30
		2024 (Unaudited)	2023 (Unaudited)	2024 (Unaudited)		2023 (Unaudited)
Revenue	17, 26	6,811,193	4,688,687	~~W~~	18,070,434	12,960,038
Cost of sales	7, 18, 26	(6,371,886)	(4,726,328)		(17,637,351)	(14,946,610)

Gross profit (loss)		439,307	(37,641)		433,083	(1,986,572)
Selling expenses	18, 19	(73,815)	(62,221)		(206,492)	(207,011)
Administrative expenses	18, 19	(305,357)	(145,087)		(594,150)	(440,533)
Research and development expenses	18	(381,901)	(344,230)		(1,056,908)	(1,032,399)

Operating loss		(321,766)	(589,179)		(1,424,467)	(3,666,515)

Finance income	21	83,819	99,477		583,016	2,383,109
Finance costs	21	(154,431)	(200,967)		(775,033)	(720,590)
Other non-operating income	20	308,890	208,109		964,187	662,852
Other non-operating expenses	18, 20	(164,749)	(358,343)		(1,275,483)	(1,130,484)

Loss before income tax		(248,237)	(840,903)		(1,927,780)	(2,471,628)
Income tax benefit (expense)	22	(118,037)	199,589		151,854	881,630

Loss for the period		(366,274)	(641,314)		(1,775,926)	(1,589,998)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13	(48,289)	46		(52,558)	(737)
Other comprehensive income (loss) for the period, net of income tax		(48,289)	46		(52,558)	(737)

Total comprehensive loss for the period		(414,563)	(641,268)	~~W~~	(1,828,484)	(1,590,735)

Loss per share (in won)
Basic loss per share	23	(733)	(1,684)	~~W~~	(3,847)	(4,174)
Diluted loss per share	23	(733)	(1,684)	~~W~~	(3,847)	(4,174)

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2024 and 2023

(In millions of won)	Note	Share capital		Share premium	Retained earnings (Accumulated deficit)	Other capital	Total equity
Balances at January 1, 2023		~~W~~	1,789,079	2,251,113	3,310,247	—	7,350,439

Total comprehensive loss for the period
Loss for the period			—	—	(1,589,998)	—	(1,589,998)

Other comprehensive loss
Remeasurements of net defined benefit liabilities			—	—	(737)	—	(737)

Total comprehensive loss for the period		~~W~~	—	—	(1,590,735)	—	(1,590,735)

Balances at September 30, 2023 (Unaudited)		~~W~~	1,789,079	2,251,113	1,719,512	—	5,759,704

Balances at January 1, 2024		~~W~~	1,789,079	2,251,113	1,641,363	—	5,681,555

Total comprehensive loss for the period
Loss for the period			—	—	(1,775,926)	—	(1,775,926)

Other comprehensive loss
Remeasurements of net defined benefit liabilities			—	—	(52,558)	—	(52,558)

Total comprehensive loss for the period		~~W~~	—	—	(1,828,484)	—	(1,828,484)

Transaction with owners, recognized directly in equity
Capital increase	16	~~W~~	710,921	569,893	—	—	1,280,814

Balances at September 30, 2024 (Unaudited)		~~W~~	2,500,000	2,821,006	(187,121)	—	5,133,885

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from (used in) operating activities:
Cash generated from operations	25	~~W~~	(786,964)	(1,161,595)
Income taxes paid			(11,788)	(91,108)
Interests received			14,180	12,857
Interests paid			(500,126)	(452,179)

Cash flows used in operating activities			(1,284,698)	(1,692,025)

Cash flows from (used in) investing activities:
Dividends received			228,833	1,887,196
Increase in deposits in banks			—	(20,000)
Proceeds from withdrawal of deposits in banks			20,000	42,804
Acquisition of financial assets at fair value through other comprehensive income			—	(1,000)
Proceeds from disposal of financial assets at fair value through other comprehensive income			—	891
Proceeds from disposal of financial assets at fair value through profit or loss			2,226	—
Acquisition of investments			(838,003)	(223,991)
Proceeds from disposal of investments			933,009	—
Acquisition of property, plant and equipment			(1,166,572)	(1,754,721)
Proceeds from disposal of property, plant and equipment			245,933	371,030
Acquisition of intangible assets			(608,187)	(488,948)
Proceeds from disposal of intangible assets			6,212	5,933
Proceeds from settlement of derivatives			229,982	127,833
Decrease in short-term loans			14,233	23,402
Increase in deposits			(979)	(5)
Decrease in deposits			593	92
Proceeds from disposal of greenhouse gas emission permits			14,394	6,659

Cash flows used in investing activities:			(918,326)	(22,825)

Cash flows from (used in) financing activities:	25
Proceeds from short-term borrowings			5,076,777	4,629,907
Repayments of short-term borrowings			(3,709,363)	(4,490,582)
Proceeds from issuance of bonds			—	469,266
Repayments of bonds			(370,000)	(433,990)
Proceeds from long-term borrowings			1,925,711	2,647,189
Repayments of current portion of long-term borrowings			(2,010,552)	(1,644,306)
Payment guarantee fee received			5,662	5,149
Repayments of payment guarantee fee			(992)	(1,726)
Capital increase			1,292,455	—
Transaction cost from capital increase			(11,640)	—
Payment of lease liabilities			(10,420)	(9,685)

Cash flows from financing activities			2,187,638	1,171,222

Net decrease in cash and cash equivalents			(15,386)	(543,628)
Cash and cash equivalents at January 1			334,502	692,312

Cash and cash equivalents at September 30		~~W~~	319,116	148,684

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of September 30, 2024, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2024, LG Electronics Inc., a major shareholder of the Company, owns 36.72% (183,593,206 shares) of the Company’s common stock.

As of September 30, 2024, 500,000,000 shares of the Company’s common stock is listed on Korea Exchange under the identifying code 034220, and 21,094,314 American Depository Shares (“ADSs”, 2 ADSs represent one share of common stock) is listed on the New York Stock Exchange under the symbol “LPL”.

2.	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying condensed separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying condensed separate interim financial statements.

(a)	Application of accounting standards

The Company’s condensed separate interim financial statements have been prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting. These condensed separate interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2023.

These condensed interim financial statements are separate interim financial statements prepared in accordance with Korean IFRS 1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.	Basis of Preparation, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

(e)	Accounting standards and Interpretation issued and adopted by the Company

The Company has applied the following new or amended accounting standards for the annual periods commencing January 1, 2024.

(i)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments do not have a significant impact on the financial statements.

(ii)	Amendments to Korean IFRS 1007 Statement of Cash Flows, Korean IFRS 1107 Financial Instruments: Disclosures – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

(iii)	Amendments to Korean IFRS 1116 Leases – Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not have a significant impact on the financial statements.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

2.	Basis of Preparation, Continued

(iv)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Cryptographic Assets

The amendments require an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The amendments do not have a significant impact on the financial statements.

(f)	Accounting standards and Interpretation issued but not yet adopted by the Company

The Accounting standards and Interpretation issued that have been enacted or amended but have not been applied because the effective date has not arrived are as follows:

Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Company is in review for the impact of these amendments on the financial statements.

(g)	Income Tax Expense

The Company is within the scope of the Pillar Two model rules, there is no additional income tax expenses recognized in relation to the rules and applied the exception to recognizing and disclosing information about deferred tax and assets and liabilities related to Pillar Two income Taxes.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

3.	Accounting Policies

The accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2023, except for the application of Korean IFRS 1034 Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Current assets
Cash and cash equivalents
Deposits	~~W~~	319,116	334,502
Deposits in banks
Time deposits (*)	~~W~~	—	20,000
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

(*)	The balance as of December 31, 2023, consists of funds for business cooperation to aid LG Group companies’ suppliers, which is restricted in use.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Due from third parties, net	~~W~~	193,856	172,109
Due from related parties		4,376,731	2,905,792

Total	~~W~~	4,570,587	3,077,901

(b)	Other accounts receivable as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Current assets
Non-trade receivables, net	~~W~~	137,078	94,936
Accrued income		2,050	242

Subtotal	~~W~~	139,128	95,178

Non-current assets
Long-term non-trade receivables	~~W~~	9,913	13,833

Total	~~W~~	149,041	109,011

Due from related parties included in other accounts receivable as of September 30, 2024 are ~~W~~113,312 million (December 31, 2023: ~~W~~55,593 million).

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024
	Original Amount			Allowance for doubtful account
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,566,131	146,142	(238)	(83)
1-15 days past due		4,014	4	—	—
16-30 days past due		—	953	—	(9)
31-60 days past due		396	145	—	(1)
More than 60 days past due		284	1,897	—	(7)

Total	~~W~~	4,570,825	149,141	(238)	(100)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

	December 31, 2023
	Original Amount			Allowance for doubtful account
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,074,502	105,816	(234)	(62)
1-15 days past due		198	1,357	—	—
16-30 days past due		3,435	156	—	(2)
31-60 days past due		—	168	—	(2)
More than 60 days past due		—	1,592	—	(12)

Total	~~W~~	3,078,135	109,089	(234)	(78)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the nine-month periods ended September 30, 2024 and 2023 are as follows:

	September 30, 2024			September 30, 2023
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
At January 1	~~W~~	234	78	229	1,418
(Reversal of) bad debt expense		4	22	(50)	(11)

At September 30	~~W~~	238	100	179	1,407

(d)	Other current assets as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Advanced payments	~~W~~	3,823	1,220
Prepaid expenses		109,747	71,382
Prepaid value added tax		71,369	39,128
Right to recover returned goods		4,607	5,121

Total	~~W~~	189,546	116,851

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

6.	Other Financial Assets

Other financial assets as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	~~W~~	59,760	136,762
Fair value hedging derivatives
Derivatives (*2)	~~W~~	10,271	—
Financial assets at amortized cost
Short-term loans	~~W~~	29,969	26,375
Deposits		8,181	—

Subtotal	~~W~~	38,150	26,375

Total	~~W~~	108,181	163,137

Non-current assets
Financial assets at fair value through profit or loss
Equity securities	~~W~~	29,898	3,967
Convertible securities		1,838	1,838
Derivatives (*1)		14,067	32,941

Subtotal	~~W~~	45,803	38,746

Fair value hedging derivatives
Derivatives (*2)	~~W~~	269	—

Financial assets at amortized cost
Deposits	~~W~~	745	8,538
Long-term loans		12,721	33,509

Subtotal	~~W~~	13,466	42,047

Total	~~W~~	59,538	80,793

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

7.	Inventories

Inventories as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Finished goods	~~W~~	445,052	279,483
Work-in-process		1,213,216	1,005,025
Raw materials		538,638	408,078
Supplies		90,398	88,373

Total	~~W~~	2,287,304	1,780,959

For the nine-month periods ended September 30, 2024 and 2023, the amount of inventories recognized as cost of sales and loss on valuation of inventories are as follows:

(In millions of won)	2024		2023
Cost of sales	~~W~~	17,637,351	14,946,610
Inventories recognized as cost of sales		17,616,332	14,938,054
Loss on valuation of inventories		21,019	8,556

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.	Investments

(a)	Details of investments in subsidiaries as at September 30, 2024 and December 31, 2023, are as follows:

(In millions of won)			September 30, 2024			December 31, 2023
Subsidiaries	Location	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
LG Display America, Inc.	San Jose, U.S.A.	Sales of display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sales of display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sales of display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sales of display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Production of display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sales of display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.(*1)	Guangzhou, China	Production of display products	100%		—	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sales of display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sales of display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Production and sales of LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Production of display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Business facility maintenance	100%		800	100%		800
LG Display (China) Co., Ltd.(*1)	Guangzhou, China	Production and sales of display products	51%		—	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Intellectual property management	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sales of display products	100%		218	100%		218
Global OLED Technology, LLC	Sterling, U.S.A.	OLED intellectual property management	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Production and sales of display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Production and sales of LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A.	Investment in venture businesses and technologies	100%		96,908	100%		91,105
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Production and sales of display products	69%		1,794,547	69%		1,794,547
Money Market Trust(*3)	Seoul, Korea	Management of trust assets	100%		9,700	100%		92,900

Total				~~W~~	3,764,240		~~W~~	4,858,280

(*1)	For the nine-month period ended September 30, 2024, the Company reclassified as assets held for sale as a result of the ownership purchase agreement.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

8.	Investments, Continued

(*2)

For the nine-month period ended September 30, 2024, the Company contributed ~~W~~5,803 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

(*3)

For the nine-month period ended September 30, 2024, the Company decreased by ~~W~~83,200 million as a result of acquisition and disposal of Money Market Trust. There was no change in the Company’s percentage of ownership in Money Market Trust with this regard.

(b)	Details of investments in associates as at September 30, 2024 and December 31, 2023, are as follows:

(In millions of won)			September 30, 2024			December 31, 2023
Associates	Location	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Production of glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.(*1)	Ansan, South Korea	Production of LED back light unit packages	—		—	13%		7,106
YAS Co., Ltd.(*1)	Paju, South Korea	Development and production of evaporation equipment for OLEDs	—		—	16%		10,000
AVATEC Co., Ltd.(*1)	Daegu, South Korea	Processing and Sales of glass for display	—		—	14%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Development and production of tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal Germany	Development of organic light emitting materials for displays and lighting devices	10%		—	10%		—
Material Science Co., Ltd.(*2)	Seoul, South Korea	Development, production and sales of materials for display	14%		3,588	16%		3,588

				~~W~~	48,677		~~W~~	73,783

(*1)	For the nine-month period ended September 30, 2024, due to loss significant influence, we reclassified the investments in associates as financial assets at fair value through profit or loss.

(*2)	For the nine-month period ended September 30, 2024, due to the investee’s disposal of treasury shares and issuance of new shares, the Company’s percentage of ownership decreased from 16% to 14%.

Although the Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividend income recognized from subsidiaries and associates for the nine-month period ended September 30, 2024 amounted to ~~W~~220,337 million (dividend income recognized from associates for the nine-month periods ended September 30, 2023 : ~~W~~1,887,196 million).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Book value as of January 1	~~W~~	13,584,247	14,044,844
Acquisitions		784,086	1,584,917
Depreciation		(1,815,033)	(1,264,101)
Disposals		(246,143)	(418,617)
Impairment loss (*)		(66,913)	(6,760)
Others		(838)	(10,335)

Book value as of September 30	~~W~~	12,239,406	13,929,948

(*)	Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(b)

For the nine-month periods ended September 30, 2024, the capitalized borrowing costs and the annualized capitalization rates were ~~W~~19,624 million and 4.91% (the capitalized borrowing costs and the annualized capitalization rates for the nine-month periods ended September 30, 2023 : ~~W~~180,955 million and 4.91%).

10.	Intangible Assets

Changes in intangible assets for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Book value as of January 1	~~W~~	1,683,029	1,635,181
Acquisitions		82,089	118,426
Acquisitions by Internal Development Depreciation		473,190 (582,537)	393,176 (453,546)
Disposals		(6,575)	(3,999)
Impairment loss (*)		(69,457)	(50,658)
Others		838	326

Book value as of September 30	~~W~~	1,580,577	1,638,906

(*)	Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of intangible assets.

11.	Investment Property

(a)	Changes in investment properties for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
At January 1	~~W~~	32,995	28,269
Transfer from property, plant, and equipment		—	9,928
Depreciation		(3,812)	(3,690)
Others		—	(228)

At September 30	~~W~~	29,183	34,279

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

11.	Investment Property, Continued

(b)

For the nine-month period ended September 30, 2024, rental income from investment property is ~~W~~6,457 million (rental income from investment property for the nine-month period ended September 30, 2023: ~~W~~3,704 million) and rental cost is ~~W~~3,812 million (rental cost for the nine-month period ended September 30, 2023: ~~W~~3,690 million).

12.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Current
Short-term borrowings	~~W~~	2,770,733	1,428,213
Current portion of long-term borrowings		2,916,936	2,000,930
Current portion of bonds		611,620	369,716
Current portion of payment guarantee liabilities		5,905	6,780
Derivatives (*1)		30,101	26,193
Fair value hedging derivatives (*2)		—	7,392
Lease liabilities		6,200	11,598

Total	~~W~~	6,341,495	3,850,822

Non-current
Long-term borrowings	~~W~~	3,862,198	4,784,819
Bonds		510,809	1,118,427
Payment guarantee liabilities		9,913	13,833
Derivatives (*1)		42,469	37,333
Fair value hedging derivatives (*2)		1,905	28,660
Lease liabilities		3,863	2,802

Total	~~W~~	4,431,157	5,985,874

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

(b)	Details of short-term borrowings as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won) Lender	Description	Annual interest rate as of September 30, 2024 (%)	September 30, 2024		December 31, 2023
LG Display Singapore Pte. Ltd.	Working Capital	4.59	~~W~~	1,939,812	—
Standard Chartered Bank Korea Limited and others	Working Capital and others	3.50~6.73		830,921	1,428,213

Total			~~W~~	2,770,733	1,428,213

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

12.	Financial Liabilities, Continued

(c)	Details of Korean won denominated long-term borrowings as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)
Lender	Description	Maturity	Annual interest rate as of September 30, 2024 (%)	September 30, 2024		December 31, 2023
LG Electronics Inc.	Operating capital	March 2026	6.06	~~W~~	1,000,000	1,000,000
Korea Development Bank and others	Facility capital and others	November 2024~ March 2030	2.41~6.18		4,090,168	3,490,967
Less: current portion of long-term borrowings					(2,046,000)	(776,000)

Total				~~W~~	3,044,168	3,714,967

(d)	Details of foreign currency denominated long-term borrowings as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won and USD)
Lender	Description	Maturity	Annual interest rate as of September 30, 2024 (%)	September 30, 2024		December 31, 2023
KEB Hana Bank and others	Facility capital and others	November 2024~ March 2029	2.46~7.69	~~W~~	1,688,966		2,294,782
Foreign currency equivalent of foreign currency borrowings				USD	1,280	USD	1,780
Less: current portion of long-term borrowings					(870,936)		(1,224,930)

Total				~~W~~	818,030		1,069,852

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of September 30, 2024 (%)	September 30, 2024		December 31, 2023
Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	February 2025~ February 2027	2.79~3.66	~~W~~	655,000	1,025,000
Privately issued bonds	January 2025~ January 2026	7.20~7.25		337,000	337,000
Less: discount on bonds				(1,048)	(2,120)
Less: current portion				(611,620)	(369,716)

Subtotal			~~W~~	379,332	990,164

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	7.16	~~W~~	131,960	128,940
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less: discount on bonds				(483)	(677)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (1)

Subtotal			~~W~~	131,477	128,263

Total			~~W~~	510,809	1,118,427

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

13.	Post-employment Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,427,985	1,482,976
Fair value of plan assets		(1,678,307)	(1,890,188)

Total	~~W~~	(250,322)	(407,212)

(b)	Plan assets as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Time deposits in banks	~~W~~	1,678,307	1,890,188

As of September 30, 2024, the Company maintains the plan assets primarily with Shinhan Bank, KEB Hana Bank and others.

(c)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Current service cost	~~W~~	36,714	42,870	112,944	128,610
Net interest cost		(4,713)	(5,985)	(14,140)	(17,957)

	~~W~~	32,001	36,885	98,804	110,653

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2024		2023	2024	2023
Remeasurements of net defined benefit liabilities	~~W~~	(62,648)	60	(68,187)	(952)
Tax effect		14,359	(14)	15,629	215

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(48,289)	46	(52,558)	(737)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

14.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	Litigation		Warranties (*)	Others	Total
At January 1, 2024	~~W~~	1,806	171,952	5,880	179,638
Additions (reversal)		136	49,241	(235)	49,142
Usage		—	(74,364)	—	(74,364)

At September 30, 2024	~~W~~	1,942	146,829	5,645	154,416

Current	~~W~~	1,942	88,765	5,645	96,352
Non-current	~~W~~	—	58,064	—	58,064

(*)

The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(In millions of won)	Litigation		Warranties (*)	Others	Total
At January 1, 2023	~~W~~	1,680	248,137	8,432	258,249
Additions (reversal)		118	31,279	(3,123)	28,274
Usage		—	(96,337)	—	(96,337)

At September 30, 2023	~~W~~	1,798	183,079	5,309	190,186

Current	~~W~~	1,798	117,568	5,309	124,675
Non-current	~~W~~	—	65,511	—	65,511

(*)

The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

The Company and other LCD panel manufacturers have been sued by individual claimants on allegations of violating EU competition laws. While the Company continues its vigorous defense of the various pending proceedings described above, as of September 30, 2024, the Company cannot predict the final outcomes of the lawsuits that have been filed.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiary, up to USD 1,000 million (~~W~~1,319,600 million). As of September 30, 2024, there is no amount of the discounted accounts receivable that are not past due in connection with these agreements. In relation to the above agreements, the financial institutions have the recourse for account receivables that are past due.

The Company has assignment agreements with MUFG Bank and other banks for accounts receivable related to domestic and export sales transactions, up to ~~W~~494,850 million. As of September 30, 2024, the amount of the sold accounts receivable that are not past due in connection with these agreements is ~~W~~22,171 million. In relation to the above agreements, the financial institutions do not have the recourse for account receivables that are past due.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

The Company has entered into agreements with a financial institutions to open letter of credit (L/C), etc., and as of September 30, 2024, the credit limits for each agreement are as follows:

(In millions of won and USD)	Contractual amount		KRW equivalent
KEB Hana Bank	USD	413	~~W~~	544,335
Industrial Bank of Korea	USD	419		552,583
Industrial and Commercial Bank of China	USD	200		263,920
KB Kookmin Bank	USD	625		824,750
MUFG Bank	USD	100		131,960
Sumitomo Mitsui Banking Corporation	USD	200		263,920
The Export–Import Bank of Korea	USD	94		123,713

Total	USD	2,051	~~W~~	2,705,181

Payment guarantees

The Company provides payment guarantee to LG Display Vietnam Haiphong Co., Ltd. for the loan principal of USD 1,322 million (~~W~~1,744,804 million).

In addition, the Company obtained payment guarantees of USD 1,050 million (~~W~~1,385,580 million) from KB Kookmin Bank and other banks for advances received related to the long-term supply agreements.

Patent and License agreements

As of September 30, 2024, the Company has patent license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreements with Universal Display Corporation and others in relation to its OLED business. Also, as of September 30, 2024, the Company has a trademark license agreement with LG Corp. and license agreements with other companies for patents, trademarks and other intellectual property rights.

Long-term supply agreement

As of September 30, 2024, in connection with long-term supply agreements with customers, the Company recognized advances received of USD 900 million (~~W~~1,187,640 million). The advances received will be used to offset against accounts receivable arising from future product sales after a certain period of time from the date of receipt. In relation to this, the Company received payment guarantees of USD 1,050 million (~~W~~1,385,580 million) from KB Kookmin Bank and other banks (see note 15(b) payment guarantees).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

15.	Contingent Liabilities and Commitments, Continued

Collateral

The details of the collateral provided by the Company are as follows:

(In millions of won)
Collateral	Carrying amount		Maximum bond amount	Secured creditor	Collateral borrowings amount
Property plant and equipment and others	~~W~~	454,995	1,200,000	LG Electronics Inc.	1,000,000
Property plant and equipment and others		70,796	326,400	Korea Development Bank and others	136,000
Property plant and equipment and others (*)		241,435	780,000	Korea Development Bank and others	650,000

(*)

The carrying amount of collateral asset, amounting to ~~W~~241,435 million, includes collateral asset of ~~W~~70,796 million for collateral borrowings of ~~W~~136,000 million from Korea Development Bank and other banks.

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of September 30, 2024 is ~~W~~417,915 million.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

16.	Share Capital and Share Premium

The total number of shares to be issued by the Company is 500,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2023: 357,815,700 shares), and the par value per share is ~~W~~5,000.

The Company conducted a paid-in capital increase based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the share capital increased by ~~W~~710,921 million to ~~W~~2,500,000 million.

Classification	Description
Purpose	Facility capital, operating capital and debt repayment
Type of shares issued	Common stock
Number of shares issued	142,184,300 shares
The amount per shares	~~W~~9,090

The capital surplus consists of share premium and due to the capital increase during the nine-month period ended September 30, 2024, the share premium increased by ~~W~~569,893 million to ~~W~~2,821,006 million.

17.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Sales of goods	~~W~~	6,778,535	4,675,613	18,007,702	12,922,420
Royalties		23,176	3,071	36,449	10,251
Others		9,482	10,003	26,283	27,367

Total	~~W~~	6,811,193	4,688,687	18,070,434	12,960,038

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

18.	The Nature of Expenses

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Changes in inventories	~~W~~	(153,040)	(450,081)	(506,345)	(395,297)
Purchases of raw materials and others		2,830,109	2,103,850	7,413,543	6,472,747
Depreciation and amortization		738,483	581,819	2,353,241	1,659,876
Outsourcing		2,139,221	1,654,325	5,898,408	4,807,749
Labor		772,173	622,503	2,067,245	1,877,808
Supplies and others		168,867	179,516	482,465	506,781
Utility		285,374	232,533	787,520	645,890
Fees and commissions		91,084	94,065	283,385	298,608
Shipping		15,971	11,364	46,814	29,750
Advertising		17,184	17,731	47,873	53,114
Warranty		24,937	8,345	49,241	31,279
Travel		10,627	16,041	34,462	41,707
Taxes and dues		18,918	15,073	57,086	48,565
Others		213,124	245,411	685,755	694,574

Total	~~W~~	7,173,032	5,332,495	19,700,693	16,773,151

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Salaries	~~W~~	217,320	56,568	334,751	180,424
Expenses related to defined benefit plans		5,250	5,569	15,956	17,105
Other employee benefits		12,249	11,973	37,460	38,669
Shipping		6,455	6,679	17,103	15,258
Fees and commissions		35,684	39,074	115,860	124,143
Depreciation and amortization		36,680	37,554	113,899	115,453
Taxes and dues		1,011	1,268	3,404	4,636
Advertising		17,184	17,731	47,873	53,114
Warranty		24,937	8,345	49,241	31,279
Insurance		2,407	2,415	7,061	7,179
Travel		1,740	3,309	6,250	9,906
Training		1,437	1,740	6,747	7,307
Others		16,818	15,083	45,037	43,071

Total	~~W~~	379,172	207,308	800,642	647,544

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Foreign currency gain	~~W~~	279,163	195,246	884,871	624,308
Gain on disposal of property, plant and equipment		3,132	5,489	47,110	28,089
Gain on disposal of intangible assets		—	1,520	25	1,989
Reversal of impairment loss on property, plant and equipment		617	—	4,314	—
Reversal of impairment loss on intangible assets		—	120	14	242
Rental income		466	467	1,363	1,450
Others		25,512	5,267	26,490	6,774

Total	~~W~~	308,890	208,109	964,187	662,852

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Foreign currency loss	~~W~~	124,676	303,714	1,069,691	983,886
Loss on disposal of property, plant and equipment		18,852	22,737	59,114	77,295
Impairment loss on property, plant and equipment		—	1,812	71,227	6,760
Loss on disposal of intangible assets		38	—	388	55
Impairment loss on intangible assets		19,475	29,098	69,471	50,900
Others		1,708	982	5,592	11,588

Total	~~W~~	164,749	358,343	1,275,483	1,130,484

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Finance income
Interest income	~~W~~	5,470	3,780	14,275	12,288
Dividend income		—	—	220,337	1,887,196
Foreign currency gain		93,604	2,872	111,613	54,362
Gain on transaction of derivatives		46,763	42,743	229,982	127,833
Gain on valuation of derivatives		(63,715)	48,053	1,326	295,896
Others		1,697	2,029	5,483	5,534

Total	~~W~~	83,819	99,477	583,016	2,383,109

Finance costs
Interest expense	~~W~~	177,049	125,890	499,934	296,102
Foreign currency loss		(129,638)	71,905	160,354	208,117
Loss on repayment of bonds and borrowings		305	—	305	167
Loss on sale of trade accounts and notes receivable		33	344	261	574
Loss on valuation of financial assets at fair value through profit or loss		—	—	—	7,776
Loss on valuation of derivatives		104,164	—	106,246	201,401
Others		2,518	2,828	7,933	6,453

Total	~~W~~	154,431	200,967	775,033	720,590

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

22.	Income Tax Benefit (expense)

(a)	Details of income tax benefit (expense) for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2024		2023	2024	2023
Current tax expense	~~W~~	(195)	(6,275)	(11,883)	(90,536)
Deferred tax benefit (expense)		(117,842)	205,864	163,737	972,166

Income tax benefit (expense)	~~W~~	(118,037)	199,589	151,854	881,630

(b)	Deferred tax assets and liabilities:

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced when sufficient estimated future taxable income is not probable to realize part or all of that deferred tax assets. The Company’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of September 30, 2024 and December 31, 2023 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	September 30, 2024		December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Other accounts receivable, net	~~W~~	—	—	(83)	(61)	(83)	(61)
Inventories, net		31,491	28,607	—	—	31,491	28,607
Defined benefits assets, net		—	—	(57,374)	(89,753)	(57,374)	(89,753)
Accrued expenses		92,579	93,511	—	—	92,579	93,511
Property, plant and equipment		394,712	389,828	—	—	394,712	389,828
Intangible assets		32,155	10,504	—	—	32,155	10,504
Provisions		33,891	39,586	—	—	33,891	39,586
Subsidiaries and associates		89,817	89,033	(10,817)	(10,839)	79,000	78,194
Other temporary differences		18,891	22,977	(7,030)	(11,444)	11,861	11,533
Tax loss carryforwards		2,795,082	2,677,340	—	—	2,795,082	2,677,340
Tax credit carryforwards		153,555	148,215	—	—	153,555	148,215

Deferred tax assets (liabilities)	~~W~~	3,642,173	3,499,601	(75,304)	(112,097)	3,566,869	3,387,504

(c)	Global Minimum Tax

Under Pillar Two legislation, the Company is liable to pay a top-up tax for the difference between the GloBE effective tax rate per jurisdiction and the 15% minimum rate. The Company has assessed its impact of the Pillar Two legislation on its financial statements. As a result of the assessment, the Company has no current tax expenses related to Pillar Two legislation for the nine-month period ended September 30, 2024.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

23.	Loss per Share

(a)	Basic loss per share for the three-month and nine-month periods ended September 30, 2024 and 2023 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In won and number of shares)	2024		2023	2024	2023
Loss for the period	~~W~~	(366,274,182,018)	(641,314,725,624)	(1,775,926,413,141)	(1,589,998,414,082)
Weighted-average number of common stocks outstanding		500,000,000	380,884,673	461,599,861	380,884,673

Basic loss per share	~~W~~	(733)	(1,684)	(3,847)	(4,174)

Due to paid-in capital increase during the three-month period ended March 31, 2024, the number of outstanding shares has increased. The weighted-average number of common shares outstanding for previous period has been adjusted considering a bonus element in a rights issue to existing shareholders during the three-month period ended March 31, 2024.

(b)	Diluted loss per share

The Company has no potential dilutive ordinary shares, and accordingly, basic loss per share is identical to diluted loss per share.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risk. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

i) Exposure to currency risk

The Company’s exposure to primarily foreign currency risk based on notional amounts as of September 30, 2024 and December 31, 2023 is as follows:

	Net exposure
(In millions)	September 30, 2024	December 31, 2023
USD	(4,193)	(3,898)
JPY	(14,090)	(16,840)

Net exposure is the difference between foreign currency assets and liabilities and it includes derivatives assets and liabilities from cross currency interest rate swap contracts and forward exchange contracts.

Cross currency interest rate swap contracts, USD 700 million (2023: USD 500 million) and CNY 726 million (2023: CNY 345 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 1,030 million (2023: USD 1,430 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Forward exchange contracts, USD 900 million (2023: USD 1,200 million) were entered into to manage currency risk with respect to advances received in foreign currency.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

Average exchange rates applied for the nine-month periods ended September 30, 2024 and 2023 and the exchange rates at September 30, 2024 and December 31, 2023 are as follows:

	Average rate		Reporting date spot rate
(In won)	2024	2023	September 30, 2024	December 31, 2023
USD	1,352.41	1,300.93	1,319.60	1,289.40
JPY	8.96	9.44	9.25	9.13

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of September 30, 2024 and December 31, 2023, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	September 30, 2024			December 31, 2023
(In millions of won)	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	(213,281)	(213,281)	~~W~~	(193,758)	(193,758)
JPY (5 percent weakening)		(5,020)	(5,020)		(5,925)	(5,925)

A stronger won against the above currencies as of September 30, 2024 and December 31, 2023 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii) Fair value hedging derivatives

In relation to advances received that are dominated in foreign currency, the Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes. As of September 30, 2024, there is no ineffective portion of the gain or loss on valuation of derivatives to which change of fair value hedging accounting has been applied and gain on valuation amounting to ~~W~~44,686 million, respectively, (contracted buying amount: USD 900 million, contracted exchange rate: ~~W~~1,289.11~1,310.08) are recognized in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,030 million (~~W~~1,359,188 million) and interest rate swap contracts amounting to ~~W~~925,000 million in notional amount to manage interest rate risk with respect to variable interest bearing borrowings.

i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of September 30, 2024 and December 31, 2023 is as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Fixed rate instruments
Financial assets	~~W~~	319,116	354,502
Financial liabilities		(4,798,779)	(6,156,590)

Total	~~W~~	(4,479,663)	(5,802,088)

Variable rate instruments
Financial liabilities	~~W~~	(5,873,517)	(3,545,515)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2024 and December 31, 2023, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2024
Variable rate instruments (*)	~~W~~	(45,273)	45,273	(45,273)	45,273
December 31, 2023
Variable rate instruments (*)	~~W~~	(27,329)	27,329	(27,329)	27,329

(*)	Financial instruments related to non-hedging interest rate swap are included in the calculation.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024		December 31, 2023
Financial assets at amortized cost
Cash equivalents	~~W~~	319,116	334,502
Deposits in banks		11	20,011
Trade accounts and notes receivable, net		4,570,587	3,077,901
Non-trade receivables		146,991	108,769
Accrued income		2,050	242
Deposits		8,926	8,538
Loans		42,690	59,884

Subtotal	~~W~~	5,090,371	3,609,847

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,838	1,838
Derivatives		73,827	169,703

Subtotal	~~W~~	75,665	171,541

Financial assets effective for fair value hedging
Derivatives		10,540	—

Total	~~W~~	5,176,576	3,781,388

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

In addition to the financial assets above, as of September 30, 2024, the Company provides payment guarantees to LG Display Vietnam Haiphong, Co., Ltd. in connection with the principal amount of credit facilities amounting to USD 1,322 million (~~W~~1,744,804 million) (see note 15).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2024.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	9,549,867	10,253,873	4,060,337	1,946,953	2,050,915	2,170,027	25,641
Bonds		1,122,429	1,167,806	634,649	6,848	399,024	127,285	—
Trade accounts and notes payable (*1)		10,707,441	10,707,441	10,337,096	370,345	—	—	—
Other accounts payable (*1)		1,120,478	1,122,582	955,696	166,886	—	—	—
Long-term other accounts payable		287,686	331,227	—	—	75,224	172,868	83,135
Payment guarantee (*2)		15,818	1,997,388	1,997,388	—	—	—	—
Security deposits received		156,847	187,520	650	678	3,977	182,215	—
Lease liabilities		10,063	10,627	4,555	1,963	2,390	1,556	163

Derivative financial liabilities
Derivatives	~~W~~	72,570	47,376	23,801	3,856	5,403	14,316	—
Cash outflow		—	1,789,882	657,903	164,313	244,181	723,485	—
Cash inflow		—	(1,742,506)	(634,102)	(160,457)	(238,778)	(709,169)	—
Fair value hedging derivatives		1,905	1,905	—	—	1,905	—	—

Total	~~W~~	23,045,104	25,827,745	18,014,172	2,497,529	2,538,838	2,668,267	108,939

(*1)

As of September 30, 2024, it includes ~~W~~923,483 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Company presented the payable to credit card companies as trade account notes payables and other accounts payable and disclosed related cash flows as operating and investing activities since the Company is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

(*2)	Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2023.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	8,213,962	8,868,714	2,482,724	1,313,880	3,351,277	1,720,833	—
Bonds		1,488,143	1,597,741	111,169	319,011	642,996	524,565	—
Trade accounts and notes payable		8,993,964	8,993,964	8,788,397	205,567	—	—	—
Other accounts payable (*1)		2,334,289	2,336,817	2,117,744	219,073	—	—	—
Long-term other accounts payable		343,845	398,451	—	—	114,783	175,358	108,310
Payment guarantee (*2)		20,613	2,182,973	2,182,973	—	—	—	—
Security deposits received		153,316	190,275	3,120	4,550	1,040	181,565	—
Lease liabilities		14,400	15,014	6,145	5,953	1,838	916	162

Derivative financial liabilities
Derivatives	~~W~~	63,526	45,705	18,781	3,988	12,474	10,462	—
Cash outflow		—	1,385,858	657,325	47,527	510,676	170,330	—
Cash inflow		—	(1,340,153)	(638,544)	(43,539)	(498,202)	(159,868)	—
Fair value hedging derivatives		36,052	36,052	1,514	5,878	20,282	8,378	—

Total	~~W~~	21,662,110	24,665,706	15,712,567	2,077,900	4,144,690	2,622,077	108,472

(*1)

As of December 31, 2023, it includes ~~W~~1,092,180 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating and investing activities since the Company is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

(*2)	Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2024		December 31, 2023
Total liabilities	~~W~~	25,067,568	24,050,857
Total equity		5,133,885	5,681,555
Cash and deposits in banks (*1)		319,116	354,502
Borrowings (including bonds)		10,672,296	9,702,105
Total liabilities to equity ratio		488%	423%
Net borrowings to equity ratio (*2)		202%	165%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024			December 31, 2023
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	319,116	(*1)	334,502	(*1)
Deposits in banks		11	(*1)	20,011	(*1)
Trade accounts and notes receivable		4,570,587	(*1)	3,077,901	(*1)
Non-trade receivables		146,991	(*1)	108,769	(*1)
Accrued income		2,050	(*1)	242	(*1)
Deposits		8,926	(*1)	8,538	(*1)
Loans		42,690	(*1)	59,884	(*1)
Financial assets at fair value through profit or loss
Equity securities	~~W~~	29,898	29,898	3,967	3,967
Convertible securities		1,838	1,838	1,838	1,838
Derivatives		73,827	73,827	169,703	169,703
Financial assets effective for fair value hedging
Derivatives	~~W~~	10,540	10,540	—	—
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	72,570	72,570	63,526	63,526
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	1,905	1,905	36,052	36,052
Financial liabilities at amortized cost
Borrowings	~~W~~	9,549,867	9,622,511	8,213,962	8,248,441
Bonds		1,122,429	1,128,194	1,488,143	1,479,725
Trade accounts and notes payable		10,707,441	(*1)	8,993,964	(*1)
Other accounts payable		1,408,164	(*1)	2,678,134	(*1)
Payment guarantee liabilities		15,818	(*1)	20,613	(*1)
Security deposits received		156,847	(*1)	153,316	(*1)
Other financial liabilities
Lease liabilities	~~W~~	10,063	(*2)	14,400	(*2)

(*1)	Excluded from disclosures as the carrying amount approximates fair value.
(*2)	Excluded from the fair value disclosures in accordance with Korean IFRS 1107 ‘Financial Instruments: Disclosures’.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024
(In millions of won)	Level 1		Level 2	Level 3	Total
Classification
Financial assets at fair value through profit or loss
Equity securities	~~W~~	25,931	—	3,967	29,898
Convertible securities		—	—	1,838	1,838
Derivatives		—	73,827	—	73,827
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	10,540	—	10,540
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	72,570	—	72,570
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	1,905	—	1,905

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

	December 31, 2023
(In millions of won)	Level 1		Level 2	Level 3	Total
Classification
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	—	3,967	3,967
Convertible securities		—	—	1,838	1,838
Derivatives		—	169,703	—	169,703
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	63,526	—	63,526
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	36,052	—	36,052

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value that are classified as Level 2 and Level 3 within the fair value hierarchy as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024			December 31, 2023		Valuation technique	Input
Classification	Level 2		Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	3,967	—	3,967	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	1,838	—	1,838	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		73,827	—	169,703	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	10,540	—	—	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	72,570	—	63,526	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	1,905	—	36,052	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

24.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation techniques and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2024 and December 31, 2023 are as follows:

(In millions of won)	September 30, 2024				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	9,622,511	Discounted cash flow	Discount rate
Bonds		—	—	1,128,194	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	8,248,441	Discounted cash flow	Discount rate
Bonds		—	—	1,479,725	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024	December 31, 2023
Borrowings, bonds and others	3.83%~4.13%	4.60%~5.02%

v)

There is no transfer between Level 1, Level 2 and Level 3 for the nine-month periods ended September 30, 2024 and 2023, and the changes in financial assets classified as Level 3 of fair value measurements for the nine-month periods ended September 30, 2024 and 2023 is as follows:

(In millions of won)
Classification	January 1, 2024		Valuation	September 30, 2024
Equity securities	~~W~~	3,967	—	3,967
Convertible securities		1,838	—	1,838

(In millions of won)
Classification	January 1, 2023		Valuation	September 30, 2023
Equity securities	~~W~~	10,484	(7,776)	2,708
Convertible securities		1,797	—	1,797

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Cash flow information

(a)	Cash flows generated from the operations for the nine-month periods ended September 30, 2024 and 2023 is as follows:

(In millions of won)	2024		2023
Loss for the period	~~W~~	(1,775,926)	(1,589,998)

Adjustments for:
Income tax benefit (Note 22)		(151,854)	(881,630)
Depreciation and amortization (Note 18)		2,353,241	1,659,876
Gain on foreign currency translation		(302,050)	(120,271)
Loss on foreign currency translation		197,642	294,043
Expenses related to defined benefit plans (Note 13)		98,804	110,653
Gain on disposal of property, plant and equipment		(47,110)	(28,089)
Loss on disposal of property, plant and equipment		59,114	77,295
Impairment loss on property, plant and equipment		71,227	6,760
Reversal of impairment loss on property, plant and equipment		(4,314)	—
Gain on disposal of intangible assets		(25)	(1,989)
Loss on disposal of intangible assets		388	55
Impairment loss on intangible assets		69,471	50,900
Reversal of impairment loss on intangible assets		(14)	(242)
Expense on increase of provisions		49,241	31,279
Finance income		(610,158)	(2,340,512)
Finance costs		755,279	709,652
Others		(14,367)	(6,659)

Changes in:
Trade accounts and notes receivable		(2,060,464)	(53,832)
Other accounts receivable		(65,472)	60,766
Inventories		(506,345)	(395,297)
Other current assets		(73,618)	10,719
Other non-current assets		(1,241)	(4,022)
Proceeds from settlement of derivatives		21,800	—
Trade accounts and notes payable		1,989,126	7,527
Other accounts payable		(779,940)	(169,370)
Accrued expenses		27,477	(44,236)
Provisions		(74,600)	(99,458)
Advances received		4,729	(1,951)
Other current liabilities		(7,026)	(22,340)
Defined benefit liabilities, net		(10,101)	(30,580)
Long-term advances received		—	1,580,222
Other non-current liabilities		122	29,134

Cash generated from operations	~~W~~	(786,964)	(1,161,595)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

25.	Cash flow information, Continued

(b)	Changes in liabilities arising from financing activities for the nine-month periods ended September 30, 2024 and 2023 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2024		Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	September 30, 2024
Short-term borrowings	~~W~~	1,428,213	1,367,414	(24,894)	—	—	2,770,733
Payment guarantee liabilities		20,613	5,662	—	—	(10,457)	15,818
Long-term borrowings		6,785,749	(84,841)	75,018	3,208	—	6,779,134
Bonds		1,488,143	(370,000)	3,009	1,277	—	1,122,429
Lease liabilities		14,400	(10,420)	—	—	6,083	10,063

Total	~~W~~	9,737,118	907,815	53,133	4,485	(4,374)	10,698,177

				Non-cash transactions
(In millions of won)	January 1, 2023		Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	September 30, 2023
Short-term borrowings	~~W~~	1,952,289	139,325	29,884	—	—	2,121,498
Payment guarantee liabilities		19,241	5,149	—	—	(925)	23,465
Long-term borrowings		5,660,105	1,002,883	156,231	2,508	2,866	6,824,593
Bonds		1,448,746	35,276	7,747	1,276	168	1,493,213
Lease liabilities		5,952	(9,685)	—	—	12,322	8,589

Total	~~W~~	9,086,333	1,172,948	193,862	3,784	14,431	10,471,358

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2024 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(b)	Major transactions with related parties for the nine-month periods ended September 30, 2024 and 2023 are as follows:

	2024
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Subsidiaries
LG Display America, Inc.	~~W~~	10,674,078	—	—	—	21
LG Display Japan Co., Ltd.		772,055	—	—	—	269
LG Display Germany GmbH		1,094,607	—	—	—	13,934
LG Display Taiwan Co., Ltd.		1,925,174	—	—	—	1,817
LG Display Nanjing Co., Ltd.		65,676	—	1,253,852	—	9,698
LG Display Shanghai Co., Ltd.		424,849	—	—	—	35
LG Display Guangzhou Co., Ltd.		26,968	—	951,004	—	10,510
LG Display Shenzhen Co., Ltd.		447,345	—	—	—	—
LG Display Yantai Co., Ltd.		—	—	245,652	—	964
LG Display (China) Co., Ltd.		1,941	219,667	1,002,528	—	2,084
LG Display Singapore Pte. Ltd.		1,075,843	—	—	—	53,733
L&T Display Technology (Fujian) Limited		97,367	—	—	—	52
Nanumnuri Co., Ltd.		204	470	—	—	18,387
LG Display Guangzhou Trading Co., Ltd.		294,771	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		116,642	—	2,492,393	—	26,592
Suzhou Lehui Display Co., Ltd.		68,081	—	1,829	—	3
LG Display High-Tech (China) Co., Ltd.		626	—	1,879,396	—	2,838

Subtotal	~~W~~	17,086,227	220,137	7,826,654	—	140,937

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

	2024
				Purchase and others
(In millions of won)	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Associates
WooRee E&L Co., Ltd. (*)	~~W~~	—	—	355	—	32
AVATEC Co., Ltd. (*)		—	200	52,983	—	2,947
Paju Electric Glass Co., Ltd.		—	—	176,641	—	6,093
YAS Co., Ltd. (*)		—	—	5,266	1,160	3,785
Material Science Co., Ltd.		—	—	—	—	888

Subtotal	~~W~~	—	200	235,245	1,160	13,745

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	243,033	—	8,247	44,721	108,114

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

	2024
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	46,695	—	—	—	208
LG Electronics Vietnam Haiphong Co., Ltd.		147,975	—	—	—	4,825
LG Electronics Reynosa S.A. DE C.V.		14,937	—	—	—	543
LG Electronics do Brasil Ltda.		13,240	—	—	—	217
LG Electronics RUS, LLC		—	—	—	—	4,005
LG Electronics Egypt S.A.E		14,232	—	—	—	23
LG Innotek Co., Ltd.		7,795	—	2,827	—	53,011
P.T. LG Electronics Indonesia		19,908	—	—	—	802
Others		9	—	—	—	12,543

Subtotal	~~W~~	264,791	—	2,827	—	76,177

Total	~~W~~	17,594,051	220,337	8,072,973	45,881	338,973

(*)

For the nine-month period ended September 30, 2024, WooRee E&L Co., Ltd., AVATEC Co., Ltd. and YAS Co., Ltd. were excluded from related parties and others due to loss significant influence and transaction amount is the amount prior to exclusion.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

	2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Subsidiaries
LG Display America, Inc.	~~W~~	7,215,441	—	—	—	6
LG Display Japan Co., Ltd.		674,238	—	—	—	241
LG Display Germany GmbH		855,486	—	—	—	43,724
LG Display Taiwan Co., Ltd.		1,180,187	—	—	—	1,239
LG Display Nanjing Co., Ltd.		78,547	425,666	1,129,818	—	11,240
LG Display Shanghai Co., Ltd.		357,115	—	—	—	—
LG Display Guangzhou Co., Ltd.		20,523	1,042,837	943,273	—	13,636
LG Display Shenzhen Co., Ltd.		272,449	—	—	—	—
LG Display Yantai Co., Ltd.		890	345,527	256,839	—	1,271
LG Display (China) Co., Ltd.		941	57,966	740,088	—	1,168
LG Display Singapore Pte. Ltd.		787,090	—	—	—	95
L&T Display Technology (Fujian) Limited		93,720	—	4	—	120
Nanumnuri Co., Ltd.		178	—	—	—	17,683
LG Display Guangzhou Trading Co., Ltd.		272,622	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		20,449	—	1,891,433	—	22,292
Suzhou Lehui Display Co., Ltd.		66,272	—	35,896	—	28
LG Display High-Tech (China) Co., Ltd.		4,837	—	2,001,179	—	3,728

Subtotal	~~W~~	11,900,985	1,871,996	6,998,530	—	116,471

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

	2023
			Purchase and others
(In millions of won)	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Associates	~~W~~
WooRee E&L Co., Ltd.		—	—	330	—	10
AVATEC Co., Ltd.		—	—	30,676	—	6,644
Paju Electric Glass Co., Ltd.		—	15,200	122,537	—	2,739
YAS Co., Ltd.		—	—	6,462	7,236	4,209
Material Science Co., Ltd.		—	—	—	—	72

Subtotal	~~W~~	—	15,200	160,005	7,236	13,674

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	151,970	—	9,074	41,787	114,477

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

	2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Others
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	42,703	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		334,522	—	—	—	559
LG Electronics Reynosa S.A. DE C.V.		22,915	—	—	—	485
LG Electronics do Brasil Ltda.		17,980	—	—	—	92
LG Electronics RUS, LLC		—	—	—	—	2,062
LG Electronics Egypt S.A.E		18,732	—	—	—	44
LG Innotek Co., Ltd.		5,828	—	17	—	77,164
P.T. LG Electronics Indonesia		20,119	—	—	—	1,842
Others		11	—	9	—	14,967

Subtotal	~~W~~	462,810	—	26	—	97,378

Total	~~W~~	12,515,765	1,887,196	7,167,635	49,023	342,000

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(c)	Balances of receivables and payables from transaction with related parties as at September 30, 2024 and December 31, 2023 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2024		December 31, 2023	September 30, 2024	December 31, 2023
Subsidiaries
LG Display America, Inc.	~~W~~	2,156,199	1,817,773	—	4
LG Display Japan Co., Ltd.		271,238	134,107	3	26
LG Display Germany GmbH		464,856	50,322	10,966	3,234
LG Display Taiwan Co., Ltd.		571,042	60,663	99	96
LG Display Nanjing Co., Ltd.		195	2,869	2,012,237	1,796,033
LG Display Shanghai Co., Ltd.		99,018	241,039	27	—
LG Display Guangzhou Co., Ltd.		184	205	1,425,409	1,241,145
LG Display Guangzhou Trading Co., Ltd.		248,611	287,296	—	—
LG Display Shenzhen Co., Ltd.		46,066	75,709	—	—
LG Display Yantai Co., Ltd.		—	1	241,754	228,364
LG Display (China) Co., Ltd.		1,878	2,452	786,157	451,003
LG Display Singapore Pte. Ltd.		336,834	24,171	1,940,078	3
L&T Display Technology (Fujian) Limited		22,790	24,690	108,336	103,501
Nanumnuri Co., Ltd.		—	—	2,426	2,316
LG Display Vietnam Haiphong Co., Ltd.		18,940	23,402	1,181,023	1,180,951
Suzhou Lehui Display Co., Ltd.		4,003	24,829	158	2,532
LG Display High-Tech (China) Co., Ltd.		49,797	34,268	2,156,026	1,730,516

Subtotal	~~W~~	4,291,651	2,803,796	9,864,699	6,739,724

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2024		December 31, 2023	September 30, 2024	December 31, 2023
Associates
WooRee E&L Co., Ltd. (*1)	~~W~~	—	695	—	645
AVATEC Co., Ltd. (*1)		—	—	—	4,775
Paju Electric Glass Co., Ltd.		—	—	63,451	56,136
YAS Co., Ltd. (*1)		—	—	—	7,875
Material Science Co., Ltd.		—	—	—	118

Subtotal	~~W~~	—	695	63,451	69,549

Entity that has significant influence over the Company
LG Electronics Inc. (*2)	~~W~~	152,077	62,027	1,032,116	1,044,258

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2024		December 31, 2023	September 30, 2024	December 31, 2023
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd. (*3)	~~W~~	1,842	2,521	199,264	211,476
P.T. LG Electronics Indonesia		3,563	3,771	7	108
LG Electronics Reynosa S.A. DE C.V		723	3,814	8	109
LG Electronics India Pvt. Ltd.		13,019	2,013	—	35
LG Electronics Vietnam Haiphong Co., Ltd.		22,299	76,952	394	211
LG Electronics RUS, LLC		—	—	—	203
LG Electronics Egypt S.A.E		2,585	369	1	1
Others		2,284	6,122	2,979	1,811

Subtotal	~~W~~	46,315	95,562	202,653	213,954

Total	~~W~~	4,490,043	2,962,080	11,162,919	8,067,485

(*1)	For the nine-month period ended September 30, 2024, as it was excluded from related parties and others due to loss significant influence, there are no outstanding receivables or payables.
(*2)	Trades accounts and notes payable and others for LG Electronics Inc. as of September 30, 2024 and December 31, 2023 includes long-term borrowings of ~~W~~1,000,000 million (see Note 12.(c)).
(*3)	Trade accounts and note payable and others for LG Innotek Co., Ltd. as of September 30, 2024 and December 31, 2023 includes deposits received amount ~~W~~180,000 million from lease agreement.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(d)	Significant financial transactions with related parties and others for the nine-month periods ended September 30, 2024 and 2023, is as follows:

	2024
(In millions of won)	Company Name	Borrowings		Collection of loans
Subsidiary	LG Display Singapore Pte. Ltd.	~~W~~	1,989,054	—
Associates	WooRee E&L Co., Ltd. (*)		—	256

(*)	For the nine-month period ended September 30, 2024, it was excluded from related parties and others due to loss significant influence and transaction amount is the amount prior to exclusion.

For the nine-month period ended September 30, 2024, the Company contributed ~~W~~5,803 million in cash for the capital increase of LG DISPLAY FUND I LLC and decreased by ~~W~~83,200 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

	2023
(In millions of won)	Company Name	Borrowings		Collection of loans
Associates	WooRee E&L Co., Ltd.	~~W~~	—	73
Entity that has significant influence over the Company	LG Electronics Inc.(*)		1,000,000	—

(*)

The Company entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023.

For the nine-month period ended September 30, 2023, the Company contributed ~~W~~4,691 million in cash for the capital increase of LG DISPLAY FUND I LLC and increased by ~~W~~219,300 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(e)	Large Enterprise Group Transactions

According to the ‘Related Party Disclosures’ under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the nine-month periods ended September 30, 2024 and 2023 and as of September 30, 2024 and December 31, 2023, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

	For the nine-month period ended September 30, 2024			September 30, 2024
(In millions of won)	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	105,300	2,171	—	181
LG Chem Ltd. and its subsidiaries		331	346,033	118	200,516
D&O Corp. and its subsidiaries (*1)		205	36,340	—	1,966
LG Corp. (*2)		—	45,285	7,555	5,765
LG Management Development Institute		—	22,021	2	446
LG CNS Co., Ltd. and its subsidiaries		—	108,694	—	35,051
HS AD Inc. (formerly, G2R Inc.) and its subsidiaries		—	4,906	—	596
Robostar Co., Ltd.		—	209	—	185

Total	~~W~~	105,836	565,659	7,675	244,706

(*1)

Among the matters related to D&O Corp. (formerly S&I Corporation Co., Ltd.) and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024 and reflected based on the transaction amount for the three-month period ended March 31, 2024.

(*2)

According to the lease agreement signed with LG Corp., the recognized lease liabilities as of September 30, 2024 are ~~W~~2,243 million, and the lease liabilities are not included in the amount of ‘Trade accounts and notes payable and others’ above. The lease repayment for the nine-month period ended September 30, 2024 amounts to ~~W~~8,157 million.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2023			December 31, 2023
(In millions of won)	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	1,847	—	206
LG Chem Ltd. and its subsidiaries		237	259,136	18	155,312
D&O Corp. and its subsidiaries		230	372,705	—	69,503
LG Corp. (*1)		1,891	34,672	16,261	5,575
LG Management Development Institute		—	31,137	—	543
LG CNS Co., Ltd. and its subsidiaries		—	119,068	—	89,939
HS AD Inc.(formerly, G2R Inc.) and its subsidiaries (*2)		—	11,085	—	5,687
Robostar Co., Ltd.		—	511	—	217

Total	~~W~~	2,358	830,161	16,279	326,982

(*1)

According to the lease agreement signed with LG Corp., the recognized lease liabilities as of December 31, 2023 are ~~W~~8,493 million, and the lease liabilities are not included in the amount of ‘Trade accounts and notes payable and others’ above. The lease repayment for the nine-month period ended September 30, 2023 amounts to ~~W~~ 6,868 million.

(*2)	G2R Inc. changed its name to HS AD Inc. on July 1, 2023.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2024 and 2023 (Unaudited), and December 31, 2023

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the nine-month periods ended September 30, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Short-term benefits	~~W~~	1,797	1,715
Expenses related to the defined benefit plan		576	266

Total	~~W~~	2,373	1,981

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(g)	At the end of the reporting period, the Company did not set an allowance for doubtful accounts on the balance of receivables for related parties.

27.	Assets Held for Sale

During the nine-month period ended September 30, 2024, management of the Company decided to sell 51% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024, and the transaction is expected to be completed within one year. As a result, the investments in LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets held for sale.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: November 14, 2024	By:	/s/ Kyu Dong Kim
(Signature)

	Name:	Kyu Dong Kim
	Title:	Vice President / Finance & Risk Management Division